UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

Amendment #4

[X]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended________________________________

OR

[  ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

[  ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

Orko Silver Corporation

(Exact name of Registrant as specified in its charter)

__________British Columbia, Canada_____________

(Jurisdiction of incorporation or organization)

2610 - 1066 West  Hastings Street, Vancouver, British Columbia V6E 3X2

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of Orko Silver’s classes of capital or common stock as of the close of the period covered by the annual report.                                           35,022,069

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___     No   xxx

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ___   No xxx

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   Accelerated filer   Non-accelerated filer  xxx

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 xxx   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes    No    N/A  xxx

Index to Exhibits on Page 63

#

ORKO SILVER CORPORATION

FORM 20-F REGISTRATION STATEMENT

AMENDMENT #4

TABLE OF CONTENTS

Part I

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	61
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	61
Item 15.	Controls and Procedures	62
Item 16.	Reserved	62
Item 16A.	Audit Committee Financial Expert	62
Item 16B.	Code of Ethics	62
Item 16C.	Principal Accountant Fees and Services	62
Item 16D.	Exemptions from the Listing Standards for Audit Committee	62
Item 16E.	Purchases of Equity Securities by Orko Silver and Affiliated Purchasers	62

Part III

Item 17.	Financial Statements	62
Item 18.	Financial Statements	62
Item 19.	Exhibits	63

#

Glossary of Terms

Alluvium – Sand, gravel, soil, silt or sediments deposited by a river, stream, or other running water.

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Assaying - laboratory examination that determines the content or proportion of a specific metal (ie:silver) contained within a sample.  Technique usually involves firing/smelting.

Barite – a common barium mineral which occurs in hydrothermal ore veins, particularly those containing lead and silver.

Basalt - Volcanic rock that is low in silica content, dark in color, and comparatively rich in iron and magnesium.

Breccia - A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Chalcopyrite - A sulphide mineral of copper and iron.

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip - Geological measurement of the angle of maximum slope of planar elements in rocks.

Epithermal – low temperature hydrothermal process or product.

Fault – a fracture or break in rock along which there has been movement.

Float - Pieces of rock that have been broken off and moved from their original location by natural forces such as frost or glacial action.

Galena - A lead and silver ore that occurs in hydrothermal veins and as replacement deposits in sedimentary rocks.

Geochemistry - The study of the chemical properties of rocks.

Geophysical Survey - A scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Geophysics - The study of the physical properties of rocks, minerals, and mineral deposits.

Induced Polarization (IP) - A method of ground geophysical surveying employing an electrical current to determine indications of mineralization.

Net Smelter Return Royalty/ NSR Royalty – A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Outcrop - An exposure of rock or mineral deposit that can be seen on surface.

Pyrite - an iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Showing - Surface occurrence of mineral.

Siliceous – Rock that is high in Silica content; often refers to rock that is rich in quartz.

Sphalerite – A zinc sulphide that occurs with galena in veins and irregular replacement in limestone.

Splay - One of a series of divergent small faults at the extremities of a major fault.

Stockwork - A mineral deposit consisting of a three-dimensional network of planar to irregular veinlets close enough that the entire mass can be mined.

Stope – A mining method where ore is excavated in the form of steps made by the mining of ore from steeply inclined or vertical veins.

Strike - The bearing, or magnetic compass direction, of an imaginary line formed by the intersection of a horizontal plane with any planar surface, most commonly with bedding planes or foliation planes in rocks.

Structure - The general form and type of rock formation.

Sulphide - A compound of sulphur and some other element.

Vein – a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Winze - A vertical shaft in a mine.

INTRODUCTION

Orko Silver Corporation (Orko Silver or the “Company”) was incorporated in British Columbia under the Company Act (British Columbia) on 8/5/1983 by Certificate of Incorporation under the name Orko Gold Corporation.  The authorized capital of the Company consists of an unlimited number of common shares without par value. On April 10, 2006, the Company received approval from the TSX Venture Exchange for its name change from Orko Gold Corporation to “Orko Silver Corporation”. Its trading symbol “OK” remains unchanged.

BUSINESS OF ORKO SILVER CORPORATION

Orko Silver Corporation is principally a mineral company engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on Orko Silver’s properties.  Orko Silver does not have any commercially producing mines or sites, nor is Orko Silver in the process of developing any commercial mines or sites.  Orko Silver has not reported any revenue from operations since incorporation.  As such, Orko Silver is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” or “should,” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

#

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 8/30/2006 the names of the Directors of Orko Silver.

Table No. 1

Directors

__________________________________________________________________________

Name		Age	Date First Elected of Appointed

Pierre Besuchet	(1)(2)	73	12/26/2003
George Cavey	(5)	51	12/4/2003
Gary Cope	(1)(4)	48	9/9/2003
Ross Wilmot	(1)(3)	62	4/30/1997

(1)

Member of Audit Committee.

(2)

29 Quai Des Bergues 1201, Geneve, Switzerland

(3)

Suite 2610 – 1066 West Hastings Street, Vancouver, B.C. V6E 3X2

(4)

Suite 2610 – 1066 West Hastings Street, Vancouver, B.C. V6E 3X2

(5)

306-595 Howe Street, Vancouver, B.C. V6C 2T5

__________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 8/30/2006, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

__________________________________________________________________________

Name and Position	Age	Date of First Appointment

Gary Cope, President	48	9/9/2003
Linda Robertson, Corporate Secretary	43	01/16/2003
Ross Wilmot, CFO	62	4/30/1997

_________________________________________________________________________

Mr. Cope’s business functions, as President, include strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities financial community/shareholders; and preparation/payment/organization of the expenses/taxes/activities of the Company, and reporting to the Board of Directors.

Ms. Robertson’s business functions, as Corporate Secretary, include attending and being the secretary of all meetings of the Board, shareholders and committees of the Board and  entering or causing to be entered in records kept for that purpose minutes of all proceedings thereat; giving or causing to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board;  custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose; and in the future can have such other powers and duties as the Board or the chief executive officer may specify.  Ms. Robertson may delegate all or part of her duties as Corporate Secretary to a nominee from time to time.

Mr. Wilmot’s business functions, as Chief Financial Officer, include financial administration; accounting and financial statements; liaison with auditors, accountants, and financial community/shareholders; and preparation/ payment/organization of the expenses/taxes/activities of the Company.  He assists in ensuring the Company’s compliance with all statutory and regulatory requirements.

1.B.  Advisors

The Company’s Canadian Legal Counsel:

Boughton Law Corporation

Suite 1000, 595 Burrard Street

P.O. Box 49290

Vancouver, B.C. CANADA V7X 1S8

Telephone: 604-687-6789

Facsimile: 604-683-5317

The Company’s Bank is:

Bank of Montreal

505 Burrard Street

Vancouver, B.C. CANADA V7X 1L7

Telephone: 604-665-2609

1.C Auditors

The Company’s auditor is:

Manning Elliott

11th Floor, 1050 West Pender Street

Vancouver, B.C. CANADA V6E 3S7

Telephone: 604-714-3600

Facsimile: 604-714-3669

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2005/2004/2003 ended October 31st was derived from the financial statements of the Company that have been audited by Manning Elliott, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Registration Statement.  The selected financial data of the Company for Fiscal 2002/2001 ended October 31st was derived from the financial statements of the Company that were audited by Manning Elliott, independent Chartered Accountants; these financial statements are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

#

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	6 Months Ended 4/30/06	6 Months Ended 4/30/05	Year Ended 10/31/05	Year Ended 10/31/04	Year Ended 10/31/03	Year Ended 10/31/02	Year Ended 10/31/01
CANADIAN GAAP

Operating Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Income (Loss) for the Period	($2,995)	($690)	($2,931)	($466)	($465)	($423)	($368)
Basic Income (Loss) Per Share	($0.07)	($0.03)	($0.11)	($0.02)	($0.04)	($0.04)	($0.04)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Wtg. Avg. Shares (000)	44,433	22,383	26,168	19,539	12,028	10,261	10,133
Period-end Shares	56,851	25,858	35,022	19,558	12,478	10,261	10,261

Working Capital	$5,973	$54	($79)	$4	$207	($208)	($115)
Mineral Properties	$42	-	$42	Nil	$ 66	Nil	Nil
Long-Term Debt	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Capital Stock	$13,110	$5,152	$6,888	$4,430	$3,894	$3,407	$3,407
Shareholders’ Equity (Deficit)	$6,034	$71	($22)	$21	$292	($104)	$320
Total Assets	$6,133	$311	$295	$65	$346	$137	$505

US GAAP
Net Loss	($2,995)	($690)	($2,589)	($443)	($465)	N/A	N/A
Loss Per Share	($0.07)	($0.03)	($0.12)	($0.03)	($0.04)	N/A	N/A
Mineral Properties	$42	$42	$42	Nil	N/A	N/A	N/A
Shareholders’ Equity	$6,057	$50	($22)	$21	N/A	N/A	N/A
Total Assets	$6,133	$311	$295	$65	N/A	N/A	N/A

3.A.3.  Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of the fiscal years ended 10/31/01 thru 10/31/05 and the last eleven monthly periods. The average rates, the range of high and low rates, and the closing prices for those periods are disclosed.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

__________________________________________________________________________

Period	Average	High	Low	Close

08/31/2006		$1.13	$1.11	$1.11
07/30/2006		1.14	1.11	1.13
06/30/2006		1.12	1.10	1.12
05/31/2006		1.13	1.09	1.10
04/30/2006		1.18	1.12	1.12
03/31/2006		1.17	1.13	1.17
02/28/2006		1.16	1.14	1.14
01/31/2006		1.17	1.14	1.14
12/31/2005		1.17	1.15	1.17
11/30/2005		1.20	1.17	1.17
10/31/2005		1.19	1.17	1.18

Fiscal Year Ended 10/31/2005	$1.21	$1.27	$1.16	$1.18
Fiscal Year Ended 10/31/2004	1.40	1.22	1.22	1.31
Fiscal Year Ended 10/31/2003	1.59	1.31	1.32	1.43
Fiscal Year Ended 10/31/2002	1.57	1.61	1.51	1.56
Fiscal Year Ended 10/31/2001	1.54	1.59	1.49	1.59
Fiscal Year Ended 10/31/2000	1.48	1.53	1.44	1.53

__________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 8/14/2006.

Table No. 5

Statement of Capitalization and Indebtedness

Designation of Security	Amount Authorized	Amount Outstanding as of August 30, 2006

Common Shares	Unlimited	64,801,504 shares
Common Share Purchase Warrants	No Limit Authorized	26,023,362 warrants
Common Share Options	10% of Common Stock Outstanding	5,575,000 options
Debt Obligations:		None
Guaranteed Debt		None
Unguaranteed Debt		None
Secured Debt		None
Unsecured Debt		None

3.C.  Reasons For The Offer And Use Of Proceeds

--- No Disclosure Necessary ---

3.D.  Risk Factors

Risks Pertaining to Orko Silver:

The Company Has a History of Net Losses, Expects Losses to Continue for the Foreseeable Future and Will Require Additional Equity Issuances to Raise Operating Capital

None of Orko Silver’s properties have advanced to the commercial production stage and the Company has had a history of losses. The Company will require significant additional funding to meet its business objectives.  Capital will need to be available to help maintain and to expand work on Orko’s Mexican exploration properties. The Company has historically obtained its financing through the issuance of equity, there is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing. If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders. The Company may not be able to obtain additional financing on reasonable terms, or at all. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects.

Cumulative Unsuccessful Exploration Efforts By Orko Silver Personnel Could Result In the Company Having to Cease Operations:

The expenditures to be made by Orko Silver in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in Orko Silver having to cease operations. Management feels that if exploration efforts were unsuccessful for a period of ten years, the Company would cease operations. If that were the case, investors would lose their entire investment in the company.

Orko Silver Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations:

The properties in which Orko Silver has an interest or the concessions in which Orko Silver has the right to earn an interest are in the exploratory stage only and are without a known body of ore.  If Orko Silver does not ultimately find a body of economically recoverable ore, it would either have to acquire additional exploration projects, or have to cease operations. If that were the case, investors would lose their entire investment in the Company.

Dilution Through Employee/Director/Consultant Options and Share Purchase Warrants Could Adversely Affect Orko Silver’s Stockholders

Because the success of Orko Silver is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. The Company has also issued stock purchase warrants as a portion of its equity financings. Orko Silver as at August 14, 2006, has 26,023,362 share purchase warrants outstanding and 5,575,000 share purchase options outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 64,801,504 (as of 8/14/2006) to 96,399,866.  This represents an increase of 49% in the number of shares issued and outstanding and would result in dilution to current shareholders.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of Orko Silver Could Be In An Amount Great Enough to Force Orko Silver to Cease Operations:

The current and anticipated future operations of Orko Silver, including further exploration activities require permits from various Federal and State governmental authorities in Mexico.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. For additional information on the Mexico’s environmental regulations, see Item 4.b, “Material Effects of Government Regulations”.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force Orko Silver to cease operations. If that were the case, investors would lose their entire investment in the Company.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Orko Silver and Shareholders Could Find It Difficult to Sell Their Stock:

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Orko’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Orko Silver is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploring mineral properties, the nature of Orko Silver’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Orko Silver’s growth will depend, on the efforts of its Senior Management, particularly its President, Gary Cope, its Chief Financial Officer, Ross Wilmot, its Corporate Secretary, Linda Robertson and its Board of Directors that includes George Cavey and Pierre Besuchet. The Company does not carry any “Key Man” insurance on any of its officers or directors.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in Canada under the laws of British Columbia. All of the Company’s directors and officers are resident outside the United States and all of the Company’s assets and its subsidiaries are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

As a "foreign private issuer”, Orko Silver is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act. This could result in shareholders having less complete and timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Risks Pertaining to the Industry

The Underlying Price of Commodities is Highly Variable and Prices May not Support Economic Production of Any Ore Discovered on its Properties

There is competition from other mining exploration and development companies with operations similar to those of the Company’s.  Many of the mining companies with which the Company competes have operations and financial strength many times that of Orko. The market for the Company's possible future production of minerals tends to be commodity oriented, rather than company oriented.  Commodity prices fluctuate and there is no guarantee that market prices at any one time will be higher than production costs and allow the profitable extraction of any body of ore discovered on the property.

Operating Hazards and Risks Associated with the Exploration-stage Mining Industry Could Result in Orko Silver Having to Cease Operations:

Resource exploration activities generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which Orko Silver has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage.  Orko Silver may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force Orko Silver to cease operations.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Orko Silver’s executive office is located at:

Suite #2610-1066 West Hastings Street

Vancouver, British Columbia, Canada V6E 3X2

Telephone: (604) 684-4691

Facsimile: (604) 684-4601

Website: www.orkosilver.com

Email: info@orkosilver.com

The contact person is: Mr. Gary Cope, President.

Orko Silver’s fiscal year ends October 31st.

Orko Silver’s common shares trade on the TSX Venture Exchange under the symbol: “OK”.

The authorized capital of Orko Silver consists of an unlimited number of common shares without par value.

As of 10/31/2005 there were 35,022,069 common shares issued and outstanding. As of 8/14/2006, there were 64,801,504 common shares issued and outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

Orko Silver Corporation (Orko Silver or the “Company”) was incorporated in British Columbia under the Company Act (British Columbia) on 8/5/1983 by Certificate of Incorporation. On April 10, 2006, the Company received approval from the TSX Venture Exchange for its name change from Orko Gold Corporation to “Orko Silver Corporation”. Its trading symbol “OK” remains unchanged.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

_________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 2001	Nil	N/A	N/A

Fiscal 2002	Nil	N/A	N/A

Fiscal 2003	Private Placement (1)	2,117,000	$516,750
	Property acquisition (2)	100,000	$25,000

Fiscal 2004	Private Placement (3)	6,300,000	$504,000
	Issued for services (3)	380,000	$30,400
	Issued for debt (3)	400,000	$32,000

Fiscal 2005	Private Placement (4)	2,250,000	$337,500
	Finder’s Fee (4)	195,000	$29,250
	Property acquisition (5)	100,000	$65,000
	Private Placement (6)	4,800,000	$1,200,000
	Private Placement (7)	400,000	$108,000
	Finder’s fee (6)	384,000	$96,000
	Finder’s fee (7)	24,685	$6,665
	Exercise of options (8)	690,000	$72,600
	Exercise of warrants (9)	6,620,000	$668,000

Fiscal 2006 to date	Private Placement (10)	10,667,332	$3,200,200
	Finder’s fee (10)	354,050	$106,,215
	Private Placement (11)	8,798,570	$3,079,500
	Finder’s fee (11)	232,950	$81,533
	Private Placement (12)	4,600,000	$2,714,000
	Finder’s fee (12)	370,000	$218,300
	Bridge loan bonus (13)	100,000	$52,000
	Property acquisition (14)	40,000	$32,000
	Property acquisition (15)	2,378,750	$1,141,800
	Exercise of warrants (16)	1,933,333	$415,233
	Exercise of options (17)	215,000	$48,200
	Exercise of Agent’s Options (18)	89,450	$26,835

1.

This private placement consisted of the sale of 380,000 flow-through units and 1,687,000 other units at a price of $0.25 per unit. Each flow-through unit consisted of one flow-through share and one share purchase warrant. Each other unit consisted of one share and one share purchase warrant. Each warrant was exercisable for one additional share at a price of $0.275 until December 31, 2003. Pursuant to this private placement, the Company paid a commission of $26,675 and issued 162,700 Agent’s warrants, having the same terms as the share purchase warrants forming part of the units and issued to the Agent, 50,000 shares as a corporate finance fee and paid an administration fee of $5,000.

2.

These shares were issued as an acquisition cost for a 60% interest in 20 mineral claims located in the Red Lake District, Kenora Mining Division of Ontario.

3.

The Company announced on November 6, 2003 that it had closed this private placement. It consisted of the sale of 6,300,000 units at a price of $0.08 per unit. Each unit consisted on one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one additional common share at a price of $0.10 until September 15, 2005. In addition, the Company issued 380,000 common shares, at a deemed value of $0.08 per common share, to Valor Invest Limited in consideration of its efforts in finding some of the placees. The Company also issued 400,000 units, at a deemed value of $0.08 per share, in settlement of debt.

4.

This private placement closed on January 17, 2005. It consisted of the sale of 2,250,000 units at a price of $0.15 per unit. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one additional common share at a price of $0.15 until January 17, 2006 or at a price of $0.20 until January 17, 2007. A finder’s fee of $195,000 units having the same terms was awarded to Mr. M. Devji for services relating to the successful closing of this private placement. These services consisted of identifying potential investors, contacting these individuals and describing to them the terms of the private placement financing. If they decided to invest in the private placement, Mr. Devji would then facilitate this action between the individual and the Company. The terms of these units are the same as those sold in the private placement.

5.

These shares were issued as part of the option agreement to purchase the La Preciosa Property.

6.

This private placement closed on May 19, 2005. It consisted of the sale of 4,800,000 units at a price of $0.25 per unit. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase one additional common share at a price of $0.30 until May 18, 2007. 124,000 units and 260,000 units were awarded as a finder’s fee to Mr. M. Devji and Valor Invest Ltd. respectively for services relating to the successful closing of this private placement. (These services are described in (3) above.) The terms of these units are the same as those sold in the private placement.

7.

This private placement closed on June 9, 2005. It consisted of the sale of 400,000 units at a price of $0.27 per unit. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase one additional common share at a price of $0.35 until June 9, 2007. 22,834 units and 1,857 units were awarded as  finder’s fees to Mr. M. Devji and Wolverton Securities respectively for services relating to the successful closing of this private placement. (These services are described in (3) above.) The terms of these units are the same as those sold in the private placement.

8.

During the year ended October 31, 2005, 350,000 outstanding options were exercised at a price of $.10, 330,000 at a price of $.11 and 10,000 at a price of $.13 per share yielding proceeds of $72,600 to the Company.

9.

During the year ended October 31, 2005, 6,500,000 of the outstanding warrants of the Company were exercised at a price of $.10 and 120,000 warrants at a price of $.15 per share yielding proceeds of $668,000 to the Company.

10.

This private placement closed on February 3, 2006. It consisted of the sale of 10,667,332 units at a price of $0.30 per unit. Each unit consisted of one common share and one transferable share purchase warrant entitling the holder to purchase an additional common share at a price of $0.40 per share until February 3, 2007. The Company also issued 354,050 units having the same terms and conditions as the private placement units as a finder’s fee in conjunction with this private placement.

11.

This private placement closed on March 2, 2006. It consisted of the sale of 8,798,570 units at a price of $0.35 per unit. Each unit consisted of one common share and one transferable share purchase warrant entitling the holder to purchase one common share at a price of $0.50 until September 2, 2007. The Company also issued 232,950 units having the same terms and conditions as the private placement units as a finder’s fee in conjunction with this private placement.

12.

This private placement closed on June 6, 2006. It consisted of the sale of 4,600,000 units at a price of $.59 per unit. Each unit consisted of one common share and one half of a transferable share purchase warrant. Each whole warrant is exercisable into an additional common share for a period of two years from the closing date at a price of $.78. The Company also issued 370,000 units having the same terms and conditions as the private placement units as a finder’s fee in conjunction with this private placement.

13.

The Company arranged a bridge loan in the amount of $300,000 with interest payable at 12 per cent per annum, and in consideration for the loan issued 100,000 bonus shares to the lender.

14.

The Company signed an agreement on April 25, 2006 to acquire an option on a new property, the San Juan property. As a condition of the option purchase, the Company was obligated to issue to the optionor 40,000 common shares.

15.

The Company signed an agreement to acquire the remaining 25 per cent of the La Preciosa property not owned to increase its ownership to 100 per cent on June 21, 2006, for consideration of US$1 million (Cdn$1,141,800) to be settled by the issue of 2,378,750 common shares of the Company, such number determined by the market pricing at the time of the transaction and approved by the TSX Venture Exchange.

16.

During the period subsequent to October 31, 2005, 200,000 warrants priced at $0.10, 960,000 warrants priced at $0.15, 170,000 warrants priced at $0.20, 183,500 warrants priced at $0.30, 100,000 warrants priced at $0.35 and 332,333 warrants priced at $0.40 were exercised yielding cash proceeds of $415,233.

17.

During the period subsequent to October 31, 2005, 50,000 options priced at $0.11, 15,000 options priced at $0.13, 100,000 options priced at $0.195, 25,000 options priced at $0.40 and 25,000 options priced at $0.45 were exercised yielding cash proceeds of $48,200.

18.

During the period, 89,450 Agent’s Options were exercised for proceeds of $26,835. Each Agent’s option entitles the holder to purchase one unit at a price of $0.30 per unit for a period of 12 months from issue. Each Agent’s Unit consists of one common share and one non-transferable share purchase warrant. Each purchase warrant is exercisable at a price of $0.40 into one additional common share for a period of one year after the close of the private placement. Of the 89,450 warrants issued with the exercise of the Agent’s Options, all were exercised and are included in the warrant exercise totals in 16 above.

Fiscal Year	Amount of Capital Expenditures and Description

2001	Nil
2002	Nil
2003	$73,956
2004	$409
2005	$42,000

4.B.  BUSINESS OVERVIEW

Historical Corporate Development

Orko Silver is a natural resource company currently engaged in the acquisition and exploration of mineral resources in Mexico where it is currently doing exploration work for minerals on two projects: the La Preciosa and the Santa Monica.

With the exception of the period from September of 2000 until October of 2002, the Company has been engaged in exploration for minerals.

During the period September 2000 thru October 2002, the Company attempted to diversify into the technology sector by investing in beginning stage technology companies. The Company elected to do this because of the depressed nature of the resource industry and the resulting lack of investor interest.

The Company sought and received shareholder approval for this proposed change of business and made two investments, the first in a company named NetPaper.com Inc., a private US company and the second in an exchange listed company named Soho Resources Corp.  The Company subsequently disposed of its investment in NetPaper.com Inc. to Alpsinvest S.A. for $150,000, to be paid in stages.  $75,000 of this amount has been paid to date.  The remaining $75,000 was to be paid on or before 10/31/2002 but the Company did not receive this payment.

The Company was late in filing its audited financial statements for the year ended October 31, 2001 with the British Columbia Securities Commission (the “BCSC”), the BCSC imposed a Cease Trade Order dated April 3, 2002 on the Company's common shares. The TSX Venture Exchange (the “Exchange”) then suspended trading in the Company's shares as a result of the Cease Trade Order until such time as the Cease Trade Order was revoked, and the Company had met all Exchange Requirements. The Company filed both its audited financial statements and its interim financial statements for the first quarter ended January 31, 2002 and the BCSC lifted the Cease Trade Order.

In October of 2002 the Company redirected its efforts back to the resource industry and obtained a 60% interest in a property located in Ontario in exchange for a cash payment of $35,000 and the issuance of up to 300,000 shares. The terms of this agreement called for the issuance of 100,000 shares upon Exchange approval of the transaction, 100,000 shares upon Exchange acceptance of a report recommending a stage two work program, and a final 100,000 shares upon acceptance of a further stage of drilling or commercial production.  The Company was also committed to incur exploration expenditures of $250,000 before 4/30/2003 and an additional $250,000 by 12/31/2003.  The property is comprised of 5,200 acres located in the Dome, Heyson and Fairlie Townships in Red Lake, Ontario.  On 12/31/2002, subsequent to the fiscal year end, the Company completed a private placement to partially finance its participation in this project.  The Company issued 380,000 flow-through units and 1,247,000 non flow-through units, all at a price of $0.25 per unit, which provided $365,075 to the Company.  Each unit consisted of one common share and one full warrant to purchase another common share for additional consideration of $0.275 per share for a period of one year.

In 7/31/2003 the drilling program was completed on the Red Lake property and a final report was received summarizing all of the results.  The total costs incurred for this drilling program amounted to $273,976. Management reviewed the summary report and recommendations to determine how to proceed from this point based on the results to date.  Subsequent to the year-end, management engaged an independent professional geologist to provide a review assessment of the results, and from this report, determined that no further work would be done on this property and wrote-off the $66,000 in acquisition costs.

On 12/1/2003, the Company entered into an option agreement with two Mexican based companies, both owned by Wheaton River Minerals Ltd. (now Goldcorp Inc.), to acquire up to a 75% interest in the La Preciosa Property in Durango State, Mexico.  Under the option terms, the Company can initially earn a 51% interest by incurring expenditures of US$1 million over the next five years.  In addition, the Company must issue 50,000 common shares to the optionor upon acceptance by the TSX Venture Exchange and an additional 50,000 common shares following one year from the date of approval.  In order to meet these financial commitments, the Company needed additional financing.

On June 21, 2004, the Company acquired an option for an initial 51% interest, and can earn up to a 75% interest, in the Santa Monica property from Wheaton (now Goldcorp Inc.) through its subsidiary, Minas de San Luis S.A. de C.V.  The terms of this second option are similar to those of the first with Wheaton on the La Preciosa property.

On June 21, 2006, the Company completed its acquisition of the remaining 25 per cent of the La Preciosa property not presently owned, to increase its ownership of this property to 100 per cent, by issuing 2,378,750 common shares valued at $1,141,800. Since that time, the Company has concentrated all of its efforts on exploring the the La Preciosa property.

In April 2006, the Company announced it had signed an option agreement with Silver Standard Resources Inc. to acquire a 75% interest in Silver Standard’s San Juan property in Durango, Mexico. The Company can earn a 75% in the property by incurring US$750,000 in exploration expenditures over 3 years and by issuing 40,000 common shares to Silver Standard upon acceptance of filing of the agreement by the TSX Venture Exchange. The Company has committed to incur exploration expenditures of $250,000 in the first year of the agreement. Once the Company has exercised its option to earn 75%, Silver Standard has a “Back-in” right to earn an additional 10% interest (for 35% interest total) in the property by incurring the next US$750,000 in expenditures on the property. The 40,000 common shares were issued to Silver Standard in May, 2006.

Plan Of Operations

Source of Funds for Fiscal 2005/2006, Ending October 31st

Orko Silver’s primary source of funds since incorporation has been through the issuance of common shares.

Orko Silver had a working capital deficit of ($79,374) on 10/31/2005. Since that time, Orko Silver has raised $8,993,699 through the sale of 24,065,902 units as described above.  Orko Silver intends to use its working capital to complete exploration work on the properties in which it has and interest and for general working capital.

Use of Funds for Fiscal 2005/2006

During Fiscal 2006 and Fiscal 2007, respectively, Orko Silver estimates that it might expend $600,000 and $600,000 on general/administrative expenses including property evaluation costs prior to acquisition.  During Fiscal 2006 and Fiscal 2007 respectively, Orko Silver estimates that it might expend $1 million and $1 million on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

Management of Orko Silver anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

Orko Silver has had no revenue during the past five fiscal years.

At 10/31/2005, the latest fiscal year for which financial statements are available, Orko Silver’s assets were located in Canada and Mexico. For the past five fiscal years, ended October 31st, Orko Silver’s assets were located as follows:

10/31/2005	Canada	Mexico	Total
Current Assets	$238,431	Nil	$238,431
Capital Assets	$4,455	Nil	$4,455
Mineral Properties	Nil	$42,000	$42,000
Total Assets	$253,325	$42,000	$295,325

10/31/2004	Canada	Mexico	Total
Current Assets	$47,667	Nil	$47,667
Capital Assets	$6,650	Nil	$6,650
Mineral Properties	Nil	Nil	Nil
Total Assets	$64,756	Nil	$64,756

10/31/2003	Canada	Mexico	Total
Current Assets	$261,820	Nil	$261,829
Capital Assets	$7,956	Nil	$7,956
Mineral Properties	$66,000	Nil	$66,000
Total Assets	$346,224	Nil	$346,224

10/31/2002	Canada	Mexico	Total
Current Assets	$33,100	Nil	$33,100
Capital Assets	Nil	Nil	Nil
Mineral Properties	Nil	Nil	Nil
Total Assets	$137,114	Nil	$137,114

10/31/2001	Canada	Mexico	Total
Current Assets	$70,247	Nil	$70,247
Capital Assets	Nil	Nil	Nil
Mineral Properties	Nil	Nil	Nil
Total Assets	$505,053	Nil	$505,053

Material Effects of Government Regulations

The current and anticipated future operations of Orko Silver including further exploration activities, require permits from various Canadian and Mexican Federal, Provincial, and/or state governmental agencies.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.

Mineral Exploration and Mining in Mexico is covered under the Mining Law as first published in June 1992, and amended in April 2005. Mining operations in Mexico is administered by the Ministry of Economy. Environmental regulations are covered under “Ley General del Equilibrio Encologio y la Protection al Ambiente” (General Law of Ecological Balance and Environmental Protection) and its regulations. Certain other environmental laws, including “Ley de Aguas Nacionales” (Law of National Waters) and “Ley Forestal” (Forestry Law) and their associated regulations may also cover certain operations. The kind of permits or authorizations required to conduct mining or mineral exploration operations in Mexico depend upon the type of operation. Common exploration activities do not require prior environmental authorization or licenses, but it is advisable to request a confirmation from the National Water Commission that planned operations will not affect the water table. It is also necessary to confirm that any planned operations will not be conducted in protected natural areas.

The Company has obtained all necessary permits and authorizations required for its current and anticipated exploration. Orko Silver has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on Orko Silver and cause increases in capital expenditures which could result in a cessation of operations by Orko Silver.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C. Organization Structure

Orko Silver Corporation (Orko Silver or the “Company”) was incorporated in British Columbia under the Company Act (British Columbia) on 8/5/1983 by Certificate of Incorporation under the name Orko Gold Corporation.  The authorized capital of the Company consists of an unlimited number of common shares without par value. On April 10, 2006, the Company received approval from the TSX Venture Exchange for its name change from Orko Gold Corporation to “Orko Silver Corporation”. Its trading symbol “OK” remains unchanged.

4.D.  Property, Plant and Equipment

This section first discloses where Orko Silver’s office is located in Canada and then describes the mineral properties in which Orko Silver has an interest. In the description of the mineral properties, it is disclosed that these properties are only exploration stage properties and that a substantial amount of capital will have to be spent on each property before management will know if they contain commercially viable mineral deposits.

Orko Silver’s executive offices are located in rented premises of approximately 1,000 sq. ft. at Suite 2610, 1066 West Hastings Street, Vancouver, British Columbia CANADA V6E 3X2.  Orko Silver began occupying these facilities on January 1, 2004.  Monthly rent is $4,000.

All of the Company’s current mineral exploration properties are located adjacent to each other within the State of Durango, Mexico.

SILVER
TREND
Inde
Guanacevi
45
49
Gomez-Palacio
Platosa
Velardeña
Sierra de Ramirez
La Cienaga
Coneto
El Cairo
Santa Monica
Avino
San Sebastian
San Juan
La Preciosa
Durango
40
San Martin
Colorada
Fresnillo
Zacatecas
100 km
DURANGO
MEXICO
LEGEND
Orko Silver property
historic & producing mine

During fiscal 2004 and 2005, the Company has expended the majority of its exploration efforts and funds on the La Preciosa property. During fiscal 2006, management anticipates continuing to primarily explore the La Preciosa property. Early-stage exploration, including mapping, geophysics and geochemical work, has been scheduled for both Santa Monica and the newly optioned San Juan properties for the second half of 2006.

Properties within the State of Durango, Mexico

The Company currently has a 100% interest in the La Preciosa and an option to acquire an initial 51% interest, which the Company can increase to a 75% interest, in the Santa Monica Property, both located within the State of Durango. The Company has an option agreement to acquire an initial 75% interest in the San Juan property which is located adjacent to the Company’s La Preciosa and Santa Monica properties.

Accessibility, Infrastructure, Climate, and Physiography

Access to the La Preciosa and the Santa Monica properties from Durango city is via Highway 40 northeast to the town of Francisco I. Madero.  From this point a paved secondary road leads across the Santa Monica sector of the property, through the villages of Lazaro Cardenas, Francisco R. Serrano, and Francisco Javier Mina. At a point due east of the hamlet of Santa Rosa, a gravel road leads south to the portal of the La Abundancia vein in the northwestern part of the property.  The total distance by road is 81 km, of which 75 km is paved and 6 km is unimproved. Travel time is approximately 90 minutes.

The La Preciosa property lies near the western edge of the Mexican Altiplano, an extensive volcanic plateau characterized by narrow, NW trending fault-controlled ranges separated by wide flat-floored basins.  In the Durango area the basins have elevations of 1900m to 2100m, and the higher peaks rise to 3000m. The climate is generally dry with sporadic, often violent rainstorms in the hot summer months.  The average precipitation in the property area is about 600 mm mainly between May and October.  The winter months are cool and dry; snow is rare but nighttime temperatures approaching the freezing mark are common in the higher locations. Yearly average temperatures are about 25 degrees Celsius.  Grasses, small trees and shrubs along with several varieties of cacti make up most of the vegetation on the steep hillsides, and larger trees are found near springs and streams.

The broad valley in the eastern or Santa Monica section of the La Preciosa property is relatively densely populated and well developed.  Both the quality of infrastructure and population density increases towards the city of Durango, 47 km to the southwest.  There is no electrical power on the La Preciosa sector of the property, but the commercial electrical grid services the nearby towns of Francisco Javier Mina and Francisco I. Madero.  Power lines cross the Santa Monica sector and the town of Francisco Javier Mina and are serviced by the commercial electrical grid.  Potable water and water for drilling and other exploration purposes can be obtained at Francisco Javier Mina. Any of the materials, supplies, and labor required to support exploration and mining activities are available in the City of Durango and the surrounding region.  Telephone service, Internet access, and basic necessities are available in the towns of Francisco Javier Mina or Francisco I. Madero.

No environmental reports were provided for the property.  The property has ample land suitable for the construction of any proposed mine or mill structures and facilities, including tailings storage or waste disposal areas and heap leach pads. Surface rights are owned by the Ejido of Francisco I. Madero and all proposed exploration and mining activities including the installation of tailings storage or waste disposal areas, heap leach pads, and processing plant sites must be negotiated with the Ejido.

Regional and Project Area Geology

La Preciosa is considered to be a low-sulphidation Ag-Au epithermal vein-breccia system. Low sulphidation vein systems are commonly characterized by their low sulphide contents, quartz alteration mineralogy, and lack of extensive wall-rock alteration. Deep in the system, the veins have relatively low precious metal to base metal ratios, but this ratio increases higher in the system to the point where base metal sulphides and pyrite are often present in only minor amounts.

The geology and style of mineralization at La Preciosa are similar to those of other silver producing districts in the western Americas.

There are two roughly parallel outcropping vein and vein-breccia systems on the property, separated by a flat-floored valley 700m-800m wide.  The western vein system strikes north, with a NE splay, and the eastern vein-breccia system strikes NW.  The La Preciosa veins are composed of quartz and barite with minor amounts of pyrite, sphalerite and galena.

The total length of the structural zone containing the La Preciosa vein systems is inferred to be on the order of 4.5 to 6 km.  The veins and breccias outcrop sporadically along this trend, and individual veins probably have strike lengths of no more than 1200m.   The structural zone may continue N to NNW under cover from the northernmost presently known exposures, and may extend S to SSE beyond the southern property boundary.  Of the entire structural zone, only a 700m section along the strike of the western Gloria-La Abundancia system has seen much work.

The Gloria and Abundancia veins strike N-S.   A subordinate E-W trend is reflected by the Transversal vein, which intersects the Gloria and Abundancia. On surface, the main N-S striking veins can be traced for 800m (Gloria) to 1200m (Abundancia).  The Gloria vein is nearly vertical, while the Abundancia and Luz Elena veins dip 35 to 60 degrees to the NW.  Widths range from 2m to 5m in the Gloria vein to 3m to 6m in Abundancia.  The vein system extends downwards to at least the 1900m elevation, or 275m below outcrop, based on the deepest vein intersection in the diamond drilling programs. There is some evidence from drilling that the veins coalesce at depth.

The NNW trending East vein-breccia zone consists of a series of massive silica bodies, siliceous breccias, and NW or ENE striking quartz and quartz-barite veins.  These features outcrop discontinuously, but in covered areas the trend is marked by a series of old shafts, open-cuts, and stockpiles of quartz-barite vein material.  The zone can be traced along strike for 1750m; near its northern end, sporadic outcrops of veins and linear bodies of breccia suggest that in this area the zone is approximately 300m wide.

History

Early miners, operating in the era of Porfirio Diaz, concentrated mainly on small-scale mining of the La Abundancia and Gloria veins.  The onset of the Mexican Revolution of 1910 brought a halt to this work.  Between 1970 and 1979, Sr. Vicente Aguirre resumed selective mining operations.  LUISMIN, operating as Minera Thesalia, a joint venture between Tormex S.A. and the Compania Minera Minas San Luis, started work in 1981, completing detailed channel sampling the surface outcrops in both the East and West vein- breccia systems and surveying a single E-W line of IP-resistivity across the property. LUISMIN also drilled 7 diamond drill holes in 1981-1892 and a single hole in the east breccia zone in 1994.  In the Gloria and La Abundancia veins, the old workings on the main 2065 Level were slashed out to a 3 x 3m section to provide access to trackless mining equipment. Thorough underground mapping and systematic, detailed channel sampling were conducted.

Work from 1982 to date has been on a much more limited scale; various resource calculations were made using the results from the 1981-1982 work. Small scale bench metallurgical testing was performed on mineralized material extracted from the Gloria and La Abundancia veins, and limited geological mapping and geochemical sampling was done in the East vein-breccia system. In 1994, a single drill hole was put down to test an area of the East vein-breccia system.

The hole intersected a series of weakly mineralized silicified zones and veinlet stockworks with associated anomalous Ag, Au, Cu, Pb and Zn values but was not driven far enough to pass though the entire structure.  The silicified structures intersected were interpreted by LUISMIN to have moderate westerly dips, in the direction of the West vein system.

There has been very little exploration conducted on the large Santa Monica claim block.

1. The La Preciosa Property

The La Preciosa Property is without known reserves and the work being done by Orko Silver is exploratory in nature. Orko Silver’s interest in this property stemmed from earlier work, as described below, that was done in the area.

Acquisition of Interest

Orko Silver entered into an option agreement on 12/1/2003 with Minas San Luis S.A. de C.V (“Minas San Luis”), a subsidiary of Wheaton River Minerals Ltd. (Now Goldcorp Inc.) through Luismin, S.A. de C.V. (“Luismin”), and with Minera Thesalia, S.A. de C.V., another subsidiary of Wheaton River, to acquire an interest in the La Preciosa silver-gold prospect.

Under the terms of the original Joint Venture, the Company could earn an initial 51% interest in the La Preciosa project by incurring US$ 1,000,000 in exploration and development expenditures over 5 years. The Company could earn another 24% by expending an additional US$ 500,000 by the end of the sixth year. Upon the Company earning its 75% interest, Minas San Luis will then have a 90 day option period to buy back to a 60% controlling interest by paying the company US$1,500,000. The Company will also issue 50,000 shares of its stock to Minas San Luis within 5 business days after the day upon which the agreement has been accepted for filing by the TSX Venture Exchange, and an additional 50,000 shares on or before the day, which is 12 months after the acceptance date. The work on the property performed to date has met the full expenditure requirements on the initial La Preciosa property agreement, entitling the Company to as much as a 75 percent equity position. The back-in right held by Minas San Luis was eliminated by Orko meeting the expenditure requirements and the second acquisition agreement as described below. Certain claims which comprise a portion of the property are subject to a 3% NSR held by Corporation Turistica Sanluis S.A. de C.V.

Under an agreement dated February 27, 2006, the Company acquired the remaining 25% interest in the property from Goldcorp Inc., which completed the acquisition of Wheaton River Minerals and its subsidiaries, the original owners of the property, in April 2005. Under the new agreement, Goldcorp agreed to sell the remaining 25% interest in the property to Orko for the purchase price of US$1,000,000. The parties agreed that Orko would issue to Luismin S.A., the subsidiary of Goldcorp which held the interest, the number of common shares of Orko at a deemed price of CDN$0.48 equal to the purchase price of US$1,000,000 using the Bank of Canada exchange rate on the date of the agreement. If Orko solicits or considers offers to sell any or all of its interest in the La Preciosa property, it must first offer the interest to Goldcorp in writing, and Goldcorp will have 30 days to accept the offer. If Goldcorp declines the offer, Orko may, for 6 months thereafter, offer the interest to 3rd parties on terms equal to or more favorable to Orko than those contained in the offer. If Orko fails to enter into an agreement with a 3rd party within the six-month period, the right of first offer will revert to Goldcorp. Additionally, if Goldcorp decides to dispose of any of the Orko common shares acquired under the agreement, they must notify Orko and Orko will have a right of first refusal to purchase or place the shares for 7 days from such notice.

Under the agreement, Orko issued Luismin 2,378,750 common shares in June 2006 and now has a 100% interest in the La Preciosa project.

The minimum annual work requirement for these mining concessions is approximately $5,000.00 U.S. Dollars. According to the Mining Law and Ruling, there is an obligation to submit the evidence of the work expenditures to the authorities for properties larger than 1,000 hectares.  It is therefore recommended that the required information for the previous reporting year be submitted annually each May.

Location

This property is located in Durango State, Mexico, approximately 47 kilometers northeast of the city of Durango, in the Municipality of Panuco de Coronado.  The property consists of a block of exploration concessions located southeast of the village of Santa Rosa.

Exploration History

The La Preciosa sector covers a system gold and silver bearing epithermal quartz veins, associated with barite and minor quantities of base metals. There are two roughly parallel vein and vein-breccia systems in this sector of the property, separated by a flat-floored valley 700m-800m wide.  The western vein system strikes north, with a NE splay, and the eastern vein-breccia system strikes NW.  The two systems might intersect under a prominent basalt-capped hill named Cerro Prieto. The La Preciosa veins are composed of dense, compact quartz with substantial quantities of barite.  Sulphide mineralization is scarce on surface and in the shallow underground workings, but the deepest diamond drill holes intersected moderate amounts of pyrite with minor amounts of chalcopyrite, sphalerite and galena. Of the entire structural zone, only a 700m section along the strike of the western Gloria-La Abundancia system had previously seen much work.

The western Gloria-Abundancia vein trend is principally N-S to NNW, although there are subordinate, mineralized vein systems that strike east-west and vein segments that strike to the NE.  The Gloria and the La Abundancia are 800m and 1200m long, and range from 2m to 6m in width.

LUISMIN and earlier operators carried out more than 2.5 kilometers of underground development, including 450m of slashing of older workings in the western vein system. There is a winze that provides access to workings 70 meters below the 2065 Level.  There are also many stopes that break through to surface above the 2065 Level and numerous pits, open cuts and shafts south of the Transversal vein and along the trace of the East vein-breccia zone.  To the east of the old workings, there is a north-northwest trending zone of siliceous breccia bodies associated with northwest and northeast-striking quartz veins.  Here, sampling has revealed anomalies in gold, silver, lead, zinc and mercury.

The only important modern surface exploration programs carried out on the La Preciosa property were conducted by LUISMIN in 1981-1982 and 1994.  The work included sampling of the surface exposures of the Gloria, Abundancia, Transversal, and other veins in the West vein system, and the veins and breccia bodies in the East vein-breccia system.

A total of seven diamond drill holes were put down by LUISMIN during 1981-1982. The group of seven holes was intended to test the western Gloria-Abundancia vein system, and was drilled from west to east along a 400m strike segment.  The best intersections were from BP-1, which graded 232g/t Ag and 0.1 g/t Au over a 13.6m interval, and BP-7, which cut the Gloria, Abundancia, and Nueva veins at 104.6m, 171.3m, and 262m down-hole respectively. The three 1.33m to 2.73m vein intervals contained 232-253 g/t Ag and 0.5-1.5 g/t Au. Three of the holes BP 5, 6 and 7 were tested for lead, zinc and copper. In general the lead results were all <0.5% with a single high of 2.8%; the zinc results were all <0.3% with a single high of 2.2%; and all the copper results were <0.03%.

A single additional hole was completed in 1994, in the east vein-breccia system.  The hole intersected a series of weakly silicified zones and veinlet stockworks with associated anomalous Ag, Au, Cu, Pb and Zn values but was not driven far enough to pass though the entire structure.

Recent and Anticipated Exploration

In January 2005, the Company had retained a geophysics contractor to conduct an IP survey on the La Preciosa property. During the second quarter, the survey was completed and a number of targets were identified. In February 2005, management signed an agreement with Major Drilling de Mexico, S.A. de C.V. to undertake a drilling program, initially estimated at approximately 5,000 metres. In May, based on the results to that point, the Company extended the program for an additional 5,000 metres, and engaged a second drill capable of greater depths. Drilling in this program was able to extend the Abundancia Vein 150 meters to the south, as well as at depth. Hole BP06-34 intersected the vein in ore shoot A-2 at a vertical depth of 340 meters, , with a 1.61 meters true thickness grading 1.653 g/t gold, 61.9 g/t silver, 1.01% lead, 0.95% zinc, and 0.55% copper. This hole also intersects the Luz Elena Vein at a vertical depth of 400 meters, where a 1.81 meter true thickness intersection graded 0.219 g/t gold, 138.4 g/t silver, 1.15% lead, 0.83% zinc, and 0.19% copper.

Based upon these results, the Company committed to a Phase 4 drill program utilizing 2 drill rigs. Phase 4 is budgeted for 10,000 meters of drilling. In August, the Company announced results from 3 holes which expand vein intersections and extends the Abundancia Vein a further 100 meters south. Further prospecting on the property has discovered a new vein structure located to the southwest of the major known veins. Named the Nancy Vein, it has been added to the list of drill targets for upcoming drilling.

Phase 4 drilling is continuing on the property. The deposit remains open at depth and all directions.

2. Santa Monica Property

The Santa Monica Property is without known reserves and the work being done by Orko Silver is exploratory in nature. Orko Silver’s interest in this property stemmed from earlier work, as described below, that was done in the area.

Acquisition of Interest

On June 21, 2004 Orko Silver acquired an option to earn an initial 51% interest, which can be increased to a 75% interest, in the Santa Monica Property, from Minas San Luis S.A. de C.V, by incurring US$1 million in exploration and development expenditures over the next five years and issuing 100,000 shares of the Company, 50,000 shares upon acceptance by the TSX Venture Exchange and 50,000 shares on the first anniversary of such date. Orko Silver can earn another 24% by expending an additional US$500,000 by the end of the sixth year. Upon earning a 75% interest, Minas San Luis will then have a 90 day option period to buy back an undivided 35% right, title and interest in the Santa Monica Property by paying the Orko Silver US$1.5 million. Should Minas San Luis exercise this back-in right, it will have an undivided 60% interest and Orko Silver an undivided 40% interest in the Santa Monica Property. Orko will issue 50,000 shares of its stock to Minas San Luis within five business days after the day upon which the agreement has been accepted for filing by the TSX Venture Exchange, and an additional 50,000 shares on or before the day, which is 12 months after such acceptance date.

Location

The Santa Monica Property covers over 16,000 hectares and is located approximately one hour and a half away by paved road from the City of Durango, in Durango State, Mexico.  The Property is adjacent to the La Preciosa project.

Exploration History

The Santa Monica sector covers sections of a broad, north-south trending valley that is filled with alluvium and basalt flows.  This area has seen little exploration, but has scattered zones of quartz vein float and is considered to have potential for subcropping or shallow “blind” epithermal mineralization under the thin veneer of alluvium and basalt.

Anticipated Exploration

While work was planned for the Santa Monica property in November, the progress on La Preciosa has warranted more intense focus on this property and consequently the start up on Santa Monica was deferred. Work on Santa Monica commenced during summer 2006, with initial mapping, soil sampling and geophysics.

3. San Juan Property

On April 25, 2006, the Company announced that it had signed an Option Agreement with Silver Standard Resources Inc. to acquire a 75 per cent interest in Silver Standard’s San Juan Property located in the State of Durango, Mexico. The San Juan property is immediately adjacent to the west of the Company’s 100% owned La Preciosa Project and the optioned Santa Monica property. Under the terms of the Option Agreement, the Company can earn a 75 per cent interest in the San Juan property from Silver Standard Mexico S.A. de C.V. (a wholly-owned subsidiary of Silver Standard Resources Inc.) by incurring exploration expenditures of US$750,000 over a three-year period and by issuing 40,000 common shares to Silver Standard upon acceptance of filing of the Option Agreement by the TSX Venture Exchange. The Company has agreed to incur exploration expenditures of not less than US$250,000 within the first year of the Option Agreement. In addition, upon exercising its option to earn its 75 per cent interest in the San Juan property, Orko Silver has also agreed to grant Silver Standard a “Back-In Right” to increase its interest by 10 percent, to 35 percent total interest in the project by incurring the next US$750,000 in expenditures on the property. The property is subject an underlying agreement with La Cuesta International, Inc, which includes Orko making 2 payments of $5,000 each. La Cuesta also retains a 0.25% NSR on the property.

The Company has issued the 40,000 common shares to Silver Standard as per the terms of the Option Agreement.

The Company commenced early-stage exploration on the San Juan property in the summer of 2006. The exploration program consists of mapping as well as geophysical and geochemical surveys.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Years Ended 10/31/2005, 10/31/2004, 10/31/2003 and 10/31/2002 should be read in conjunction with the financial statements of Orko Silver and the notes thereto.

Overview

During Fiscal 2001 and Fiscal 2002, ended October 31st, the Company did not raise any capital through the sale of common shares.

During Fiscal 2003, ended October 31st, the Company raised $516,750 through the sale of 2,117,000 shares. (This private placement is described in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.)

During Fiscal 2004, ended October 31st, the Company raised $504,000 through the sale of 6,300,000 shares. (This private placement is described in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.)

During Fiscal 2005, ended October 31st, the Company raised $1,645,500 through the sale of 7,450,000 shares. (This private placement is described in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.)

Subsequent to October 31, 2005, the Company has raised $8,993,699 through the sale of 24,065,902 shares in three private placement financings. (These private placements are described in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.)

Results of Operations

Six Months Ended 4/30/2006 vs. Six Months Ended 4/30/2005

The Company had no income from operations during the six month periods ended 4/30/2006 and 4/30/2005.

During the period ended 4/30/2006, the Company continued exploration on the La Preciosa property, including an IP survey to identify drill targets. In February, Major Drilling de Mexico was retained to undertake an initial 5,000 meter drill program which was later expanded with an additional 5,000 meters. In April, the Company signed an option agreement with Silver Standard Resources to earn a 75% interest in Silver Standard’s San Juan property in Mexico.

Exploration costs for the six month period was $1,894,344 compared to $395,985 in the prior year’s period. The higher costs were largely due to the exploration program at La Preciosa, including drilling costs of $1,427,332, geological costs of $93,541, site costs of $269,589, and general exploration costs of $103,882.

General expenses totaled $1,160,732, which was significantly higher than the $295,380 incurred in the six months ended April 30, 2005. The higher costs were a result of the higher level of corporate activity including the support of property exploration as well as costs associated with increasing investor awareness and arranging financing transactions. Large changes in expenses occurred in bank charges and interest, which rose to $58,497 from $359 incurred in the prior year’s six month period due to $52,000 recorded for 100,000 common shares granted to a lender for a bridge loan which was necessary to continue the drill program until new equity funding was complete; Travel costs rose to $230,255 from $39,798 which includes travel to the Company’s properties in Mexico as well as traveling overseas in relation to financing efforts; Professional fees rose to $69,526 from $19,675, and transfer agent expenses increased to $57,994 from $14,387, which was related to the financings completed during the period; Investor relations expense increased to $107,312 from $65,548 as management worked to enhance investor awareness of the Company; and stock-option compensation rose to $372,200 from $17,488 for 2,760,000 stock options granted during the current period.

The Net Loss for the period ended 4/30/2006 was $2,995,492, or $0.07 per share, compared to a loss of $690,467, or $0.03, in period ended 4/30/2005.

Fiscal 2005 Ended 10/31/2005 vs. Fiscal 2004 Ended 10/31/2004

The Company had no income from operations during the fiscal years ended 10/31/2005 and 10/31/2004.

During the fiscal year ended 10/31/2005 the Company continued doing exploration work on its properties located in Mexico.

During Fiscal 2005, the Company incurred exploration costs of $1,793,762 on its La Preciosa property. This is significantly higher than the expenditures incurred during Fiscal 2004 of $40,755. The increase was due to the drilling costs related to the initial 5,000 meter drilling program initiated during the year. This program was extended an additional 5,000 meters, and subsequent to October 31, 2005, has been extended further. Of the total costs incurred, drilling costs to the year-end aggregated $1,306,202, geological costs were $163,277, the geophysical program conducted early in the year amounted to $96,712, site costs were $166,904 and general exploration costs incurred totaled $60,666.

In addition, the Company incurred general expenses aggregating $1,141,433, which is significantly higher than the costs of $360,219 incurred in 2004. The higher costs reflect management’s support of the exploration work and costs associated with both increasing market and investor awareness of the Company’s progress to date and travel to complete the necessary financing activity required to fund the program. As a result of these efforts expenses increased during Fiscal 2005 as compared to Fiscal 2004. Significant increases occurred in the following expense categories: consulting fees at $205,373, up 195 per cent from $69,688 incurred in 2004, investor and public relations costs of $68,534 for the current year, up from only $4,755 in the prior year, office expenses of $51,334, 127 per cent higher than those incurred in 2004 of $22,629, and travel costs of $141,063 for 2005 compared to $36,860 in the prior year. Further, a very significant non-cash charge amounting to $459,418, which represents 40 per cent of the total general expense, was required to be recorded to reflect the imputed cost of incentive options granted late in the year to staff and key advisors to the Company. In the prior year, the non-cash charge was only $32,852.

Overall, the Company incurred a loss of $2,930,983 or $0.11 per share for the year, whereas in 2004, the loss was $465,567 or $0.02 per share.

The loss for 2005 includes approximately $1.8 million in drilling and other exploration costs incurred on the La Preciosa property. The loss also includes approximately $460,000 in stock-based compensation for options granted in 2005 and prior years. The loss for 2004 includes the write-off of the Red Lake property costs of approximately $66,000 incurred in 2003 following the Company’s decision not to proceed with further work on the property and recorded in the first quarter of the year. In the following quarters, only costs to sustain the Company were incurred, but in the fourth quarter, costs rose reflecting the initial geophysical work on the La Preciosa property. In 2003, the loss was comparable to that of 2004 coincidentally as the drilling costs incurred on the Red Lake property amounting to approximately $270,000 were included, together with the sustaining costs for the year.

Fiscal 2004 Ended 10/31/2004 vs. Fiscal 2003 Ended 10/31/2003

The Company had no income from operations during the fiscal years ended 10/31/2004 and 10/31/2003.

During the fiscal year ended 10/31/2004 the Company initiated exploration work on its properties located in Mexico, and wrote off its investment in the Red Lake Project in Ontario.

The Company reported a loss of ($465,567) or ($0.02) per share compared to a loss of ($465,402) or ($0.04) per share during the previous year.

For the fiscal year ended 10/31/2004, the Company incurred general operating costs aggregating $360,219, which was approximately 19% higher than the comparable costs of $303,411 incurred for the fiscal year ended 10/31/2003.  The higher costs reflected higher management fees of $96,000, up from $41,700, and a first-time charge for the imputed, non-cash value of the stock options granted in 2004 to directors, officers and others, which amounted to $32,852. The higher management fees reflected the costs of additional staff hired, as a result of the need created by the increased level of exploration work at the La Preciosa property and the financing activity, which occurred during Fiscal 2004. Offsetting these increases, professional fees were lower at $42,666, down 34% from the prior year level of $64,233, and travel expenses of $36,860 were 34% lower than the 2003 level of $55,730.  The higher prior year costs resulted from the Company’s involvement in the Red Lake Project. All other cost levels were essentially comparable to those of the prior year.

During the year ended 10/31/2004, the Company incurred initial exploration costs on the La Preciosa property of $40,755, down significantly from the much higher expenditures incurred during Fiscal 2003 of $273,976 on the Red Lake property located in Northern Ontario.  In addition, in the first quarter of Fiscal 2004, the Company wrote off its remaining Red Lake property costs amounting to $66,000.

Fiscal 2003 Ended 10/31/2003 vs. Fiscal 2002 Ended 10/31/2002

The Company had no income from operations during the fiscal years ended 10/31/2003 and 10/31/2002.

During the fiscal year ended 10/31/2003 the Company continued doing exploration work on its properties located in the Red Lake District in Ontario.

During the fiscal year ended 10/31/2003, the Company reported a loss of ($465,402) or ($0.04) per share compared to a loss of ($423,369) or ($0.04) per share during the year ended 10/31/2002, an increase in loss by $42,033. The increase in loss was attributable to the fact that during Fiscal 2003 the Company began to explore for minerals, and incurred costs of $273,976, an activity which did not occur during Fiscal 2002.

During the fiscal year ended 10/31/2003, the Company incurred corporate costs aggregating $303,411, which is approximately 14% less than the comparable costs of $353,845 incurred during Fiscal 2002.  These lower total costs resulted primarily from the absence of any bad debt expense in the current period, whereas in 2002, the Company suffered a bad debt expense of $116,813.  Costs generally were fairly comparable to those incurred in the prior year except that management fees rose to $41,700 up from $6,149 due the higher activity this year with the financing and the drilling activities, and travel costs amounted to $55,730, whereas no comparable costs were incurred in 2002.  The higher travel was incurred primarily in conjunction with the financing in the year.

In an effort to conserve capital during the fiscal year ended 10/31/2003, the Company did reduce discretionary internal expenses. Reductions also occurred in the expense categories of bank charges and interest, consulting fees, exchange loss, and professional fees. The reduction in these expenses totaled $52,112. The Company decided to reduce these expenses to preserve cash in order to allow further exploration activity.

Fiscal 2002 Ended 10/31/2002 vs. Fiscal 2001 Ended 10/31/2001

The company had no income from operations during the fiscal years ended 10/31/2002 and 10/31/2001.

The Company remained inactive during the fiscal year ended 10/31/2002 and its operating costs represented essentially the costs for maintaining its corporate operations and amounted to $353,845 for the year ended 10/31/2002, which was 93% higher than the costs incurred in the prior year of $183,754.  The higher costs resulted from higher professional fees of $86,016 incurred during Fiscal 2002 to provide the necessary corporate filings for the changes of business applications; first to a technology investor and then reverting the Company back to mining, as compared to $19,647 in the prior year.  In addition, costs included a one-time bad debt write-off amounting to $116,813 for the Company’s un-recovered proceeds from the sale of its NetPaper investment.  The purchaser became bankrupt during the collection period due to the poor investment conditions, which necessitated this write-off.  Also, interest costs rose during Fiscal 2002 to $20,091, incurred on a loan taken to make the initial investments as part of the change of business strategy.  Interest costs in the prior fiscal year were lower at $963.  In contrast, travel costs of $25,074 were incurred in the prior year whereas none were incurred in 2002. These travel costs resulted from investigation by the Company of potential investments.   All other operating costs were comparable from year to year.

In the category of “other items”, the Company incurred a loss in the carrying value of its investments in TNR Resources Ltd. and Soho Resources Corporation. These declines resulted in charges to earnings amounting to $83,607 during Fiscal 2002 and $192,760 in the Fiscal 2001.  The write-down during Fiscal 2002 was partially offset by a gain on the sale of TNR shares, which amounted to $13,871.

For the fiscal year ended 10/31/2002 the Company incurred a net loss of ($423,369), compared to a net loss of ($368,136) for the fiscal year ended 10/31/2001, which was a 15% increase in net loss.

Liquidity and Capital Resources

Management estimates that it will spend $600,000 on General and Administrative Expenses and $2,000,000 on property exploration expenditures for the remainder of Fiscal 2006. Expenditures for Fiscal 2007 are estimated at $1,200,000 for General and Administrative expenses and $4,000,000 on property exploration. The Company has sufficient funds on hand for its anticipated expenditures for the remainder of fiscal 2006 and a portion of fiscal 2007. The Company anticipates seeking additional funds through the sale of equity. If Orko is unable to raise additional funds, its exploration programs will have to be curtailed or cease altogether.

Six Months Ended 4/30/2006

The Company’s cash position increased to $6,033,712 at 4/30/2006 from $229,647 as the Company completed two private placements of common stock during the period.

On February 3, 2006, the Company closed the private placement of 6,800,000 units at $0.30 per unit. Each unit consists of one common share and one common share purchase warrant exercisable into one additional common share at a price of $0.40 until February 3, 2007. Haywood Securities acted as agent and was paid a cash commission of $165,202, was issued 100,000 units as a corporate finance fee, and was issued 680,000 options. Also on February 3, the Company closed the non-brokered portion of the private placement by issuing 3,867,332 units for gross proceeds of $1,160,200. The units in the non-brokered portion had the same terms as the units in the first placement. A cash commission of $6,750 was paid and 254,050 units were issued as finder’s fees. On March 2, 2006, the Company closed a second private placement and issued 8,798,570 units at a price of $0.35 per unit. Each unit consists of one common share and one transferable share purchase warrant which entitles the holder to purchase one additional common share at a price of $0.50 per share until September 7, 2006. For the second placement, the Company paid $191,475 and issued 232,950 units as finder’s fees.

Additional cash during the six month period was received from the exercise of options and warrants. 185,000 common shares were issued pursuant to the exercise of stock options for proceeds of $37,550, and 1,491,500 common shares were issued pursuant to the exercise of warrants for proceeds of $277,850.

Fiscal 2005 ended 10/31/2005

The Company’s financial position strengthened from the opening level of $43,591 at the beginning of the fiscal year to the fiscal year end level of $229,647. During the fiscal year to fund the drilling program and other operating costs, the Company was successful in completing three private placements and having a significant number of its outstanding warrants and options exercised. In total, 6,620,000 warrants and 690,000 options, provided additional funds of $668,000 and $72,600 respectively.

These inflows together with the funds on hand served to fund the cash operating loss of $2,200,044 after accounting for the changes in non-cash expenses and working capital items, bringing the Company’s cash position to the closing level of $229,647.

As part of the acquisition terms, the Company has commitments for both the La Preciosa and the optioned Santa Monica properties, and must issue 50,000 common shares to the optionor upon acceptance by the TSX Venture Exchange and an additional 50,000 common shares for each property following one year from the date of approval. The Company has issued 100,000 shares pursuant to these terms, recorded at a value of $42,000. Also, as stated above, the agreement requires that the Company incur expenditures over the next five years amounting to US$1 million to earn its working interest on each property. The required expenditures are as follows:

	La Preciosa	Santa Monica
	(US$)	(US$)
Year 1	$ 50,000	$ 75,000
Year 2	100,000	100,000
Year 3	150,000	125,000
Year 4	250,000	250,000
Year 5	450,000	450,000

To October 31, 2005, the Company has incurred aggregate expenditures on the La Preciosa property of CDN $1,834,517 or US $1,553,096, and has consequently fulfilled its commitment per the agreement. On June 21, 2006, the Company completed its acquisition of the remaining 25 per cent of the La Preciosa property not presently owned, by issuing 2,378,750 common shares valued at $1,141,800, and now has a 100% interest in the property. While it has incurred no expenditures as yet on the Santa Monica property, Goldcorp, an unrelated public company which is the optionor, has acknowledged the Company’s focus on La Preciosa and its commitment of funds to this exploratory work, and has accepted the Company’s commitment to catch up on the required expenditures on the Santa Monica property in the near term. The Company’s initial program is planned at this point and scheduled to commence in March 2006.

Fiscal 2004 ended 10/31/2004

The Company’s financial position declined by $206,481 from the opening level of $250,072 at 11/1/2002 to $43,591 at the fiscal year-end on October 31, 2003. During Fiscal 2002, share subscriptions amounting to $342,000 had been received immediately prior to the year-end, which gave rise to the high opening cash balance. During the first quarter of Fiscal 2003, these funds were supplemented by additional funds of $162,000 received to complete the private placement of 6,300,000 Special Warrant units.

The accumulated cash, comprised of the opening cash of $250,072 together with the net proceeds from the final tranche of $162,000, served to fund the Company’s net loss, the impact of which, after adjustment for non-cash items, primarily the property write-off of $66,000 and the stock-based compensation charge of $32,852 amounted to $368,073. Consequently, cash on hand of only $43,591 remained at year-end.

US GAAP Reconciliation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from those generally accepted in the United States of America (“US GAAP”) or from practices prescribed by the Securities and Exchange Commission (“SEC”) with regard to stock-based compensation. Under Canadian GAAP compensation expense must be recorded for stock options granted to directors, officers and employees that are exercisable at the market price at the time granted, whereas no expense is recorded for such items under US GAAP. The effect of this difference is as follows:

	2005 $	2004 $	2003 $

a) Contributed surplus

Stated amount under Canadian GAAP	461,770	32,852	–
Adjustment for stock-based compensation	344,270	22,352	–

Amount under US GAAP	117,500	10,500	–

b) Share Capital

Stated amount under Canadian GAAP	6,888,159	4,429,559	3,893,559
Adjustment for stock-based compensation	20,000	-	-
Amount under US GAAP	6,868,159	4,429,559	3,893,559

c) Deficit

Stated amount under Canadian GAAP	7,372,409	4,441,426	3,975,859
Adjustment for stock-based compensation	364,270	22,352	-

Amount under US GAAP	7,008,139	4,419,074	3,975,859

d) Loss for the year

Stated amount under Canadian GAAP	2,930,983	465,567	465,402
Adjustment for stock-based compensation	341,918	22,352	–

Amount under US GAAP	2,589,065	443,215	465,402

Loss per share under GAAP	0.11	0.02	0.04

Weighted average number of shares outstanding	23,232,288	19,442,318	12,028,310

Compensation Expense

Under Canadian GAAP, compensation expense must be recorded for stock options granted to directors, officers and employees that are exercisable at the market price at the time granted, whereas no expense is recorded for such items under US GAAP under APB No.25. The Company is evaluating the adoption for US GAAP of the recent accounting pronouncement FAS 123(R) with respect to accounting for stock based compensation in the future. The Company anticipates it will adopt this standard for the purposes of reporting financial information under US GAAP effective February 1, 2006.

Mineral Properties

Under Canadian GAAP, an enterprise may capitalize mineral property expenditures, including acquisition, exploration and development costs, if the enterprise considers such costs to have the characteristics of property, plant and equipment. Mineral property expenditures that are not considered to have the characteristics of property, plant and equipment are expensed as incurred. An enterprise applies the method of accounting for mineral property expenditures that it considers to be appropriate to its operations and applies the method consistently to all its properties. As disclosed in Note 2(a), the Company capitalizes acquisition costs, expenses exploration costs, and capitalizes development costs once a mineral property is determined to be economically viable. As at October 31, 2005, the Company has not yet identified economically recoverable reserves on any of its mineral properties. Mineral properties are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.  During the years ended October 31, 2005 and 2004, there were no events or changes in circumstances that indicated the carrying values of mineral properties may not be recoverable.

Under US GAAP, acquisition costs are capitalized when incurred in accordance with the guidance provided in EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”, exploration costs are expensed as incurred and development costs are capitalized when it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves as defined by Industry Guide 7. The Company assesses the carrying costs for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”. Under SFAS No. 144, mineral properties are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, with further guidance as provided in EITF 04-03.  During the year ended October 31, 2005, the Company identified certain events and changes in circumstances that indicated the carrying values of mineral properties may not be recoverable. In accordance with SFAS No. 144 and EITF 04-03, the Company tested its mineral properties for impairment and determined that their fair value exceeded their carrying value.  Accordingly, an impairment charge was not recognized in the financial statements. As at October 31, 2005, 2004 and 2003, there are no differences in the carrying values of mineral properties under Canadian and US GAAP, as the only costs capitalized to date under both Canadian and US GAAP have been acquisition costs which have not been impaired.

5.E.  Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations.

--- No Disclosure Necessary ---

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Recent Accounting Pronouncements

Foreign Currency and Hedging

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG 13”) which establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company’s years ending on or after 8/1/2003. Effective 8/1/2003, the Company will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. The Company does not currently have any hedging relationships.

Disposal of Long-Lived Assets and Discontinued Operations

In December 2002, the CICA issued Handbook Section 3475 for Disposal of Long-Lived Assets and Discontinued Operations with the purpose of harmonizing Canadian GAAP with U.S. GAAP. The section is effective for disposal activities initiated by a commitment to a plan on or after 5/1/2003, with earlier adoption encouraged. The key aspects of Handbook Section 3475 are as follows:

•

a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

•

a long-lived asset can only be classified as held for sale if certain criteria are met;

•

an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

•

an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

•

a loss recognized on classification of an asset as held for sale does not include future operating losses;

•

discontinued operations are defined more broadly than previously. They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

•

the income statement display of discontinued operations is unchanged from previous display; and,

•

various disclosures related to the disposal of long-lived assets is required.

The Company currently has no assets subject to the application of Handbook Section 3475 to its financial position and results of operations.

Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities” (“VIE’s”) (“FIN 46”) which requires that companies that control another entity through interests other than voting interest should consolidate the controlled entity. In the absence of clear control through a voting equity interest, a company’s exposure (variable interests) to the economic risk and the potential rewards from a VIE’s assets and activities are the best evidence of a controlling financial interest. VIE’s created after 1/31/2003 must be consolidated immediately. VIE’s existing prior to 2/1/2003 must be consolidated by the Company commencing with its first quarter 2004 financial statements. The Company has determined that it does not have any VIE’s which will require consolidation.

Derivatives and Hedging Activities

In April 2003, the FASB issued SFAS No, 149 “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies accounting for SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133; clarifies when a derivative contains a financing component; amends the definition to conform it to the language used in the FASB Interpretation No. 45; and amends certain other existing pronouncements. This is substantially consistent with the CICA EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. CICA EIC Abstract 128 is effective for fiscal years beginning on or after 7/1/2003. The Company adopted the provisions of SFAS No. 149 for US GAAP purposes on 1/1/2003 and adopted the provision of EIC 128 on 1/ 1/2003.  The adoption of these pronouncements is not expected to have a material effect on the Company’s financial statements.

Asset Retirement Obligations

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." This Statement requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets, except for certain obligations of lessees.  Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life.  The Company has determined that it does not have any asset retirement obligations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

8/30/2006

_____________________________________________________________________________

Name	Age	Date First Elected or Appointed

Ross Wilmot, CFO/Director	62	4/30/1997
Gary Cope, President/Director	48	9/9/2003
George Cavey, Director	51	12/4/2003
Pierre Besuchet, Director	73	12/26/2003
Linda Robertson, Corporate Secretary	43	01/16/2003

_____________________________________________________________________________

Gary Cope has been the President and Director of the Company since  September 2003. Mr. Cope possesses an extensive background in varied business financial experience including an investment advisor, corporate finance consultant to natural resource companies and experience as a senior officer and director of public companies.  Among his credentials, Mr. Cope was the President, CEO and Director of Eaglecrest Explorations Ltd., from September 1996 to September 2002 during which time he helped raise approximately $12 million for the San Simon project in Bolivia.  Mr. Cope is also President & CEO of Orex Ventures Inc. since June 2004, a mineral exploration company listed on the TSX Venture Exchange.  He currently devotes 50% of his time to his duties as the President of the Company.

Ross Wilmot C.A. has been Chief Financial Officer and a Director of the Company since April 1997. Mr. Wilmot is a Chartered Accountant providing financial management services to public companies. Mr. Wilmot is a Director and/or Officer of several public resource and technology companies listed on the TSX Venture Exchange and OTCBB. Since June 2000, he has been President and a Director of Avigo Resources, a former mineral exploration company seeking new business opportunities listed on the TSX Venture Exchange; Since May 2001, Chief Financial Officer and Director of Orex Ventures, a mineral exploration company listed on the TSX Venture Exchange; Since November 2005, a Director of Silvio Ventures, a company listed on the NEX Board of the TSX Venture Exchange which named new management, including Mr. Wilmot, as it reorganizes; Since August 2006, he has been a director of Biotech Holdings Ltd., a biotechnology company listed on the TSX Venture Exchange and the NASD Over-The-Counter Bulletin Board; and is a Director of Arvana Inc., a development stage telecommunications company traded on the NASD Over-The-Counter Bulletin Board; Since November 2002, has been a Director and former officer of Verb Exchange, a development stage telecommunications company listed on the TSX Venture Exchange.  He is also an officer and Director of CTF Technologies Inc., a telecommunications technology company formerly traded on the TSX Venture Exchange. He is also a former officer and director of Briyante Software, a public software company formerly traded on the TSX Venture Exchange until its acquisition by Imagis Technologies Inc. (now Visiphor Corp.) in November 2003, and former President, CEO and Director of Crescent Resources Corp, a mineral exploration company traded on the TSX Venture Exchange, until February 2004. He devotes 30% of his time to the affairs of the Company.

George Cavey B.Sc. P.Geo is a professional geologist and has been a Director of the Company since December 2003. Since 1982, Mr. Cavey is the President of OreQuest Consultants Ltd. and in this capacity has supervised mineral exploration projects throughout North, South, and Central America as well as Africa. He is past president of the Canadian Council of Professional Geoscientists serves on the Canadian Securities Administrators Mining Technical Monitoring and Advisory Committee, and was the recipient of the 2004 C.J. Westerman Memorial Award - BC's highest recognition award for a professional geoscientist for his outstanding and professional contributions. In addition, Mr. Cavey occasionally acts as a consultant to both the BC Securities Commission and the TSX Venture Exchange in matters relating to mining and mineral exploration disclosure issues.  Since 1996, he has been a Director of Icon Industries, a mineral exploration company listed on the TSX Venture Exchange; Since September 2003, a Director of Staccato Gold, a mineral exploration company listed on the TSX Venture Exchange; Since May 2004, a Director of Ripple Lake Diamonds, a mineral exploration company listed on the TSX Venture Exchange; and since February 2003, a Director of Tri-Gold Resources Corp. a mineral exploration Company traded on the TSX Venture Exchange. From 1999 to 2002 he was president of Rio Fortuna Exploration Corp., a mineral exploration company listed on the TSX Venture Exchange. Mr. Cavey devotes 20% of his time to the affairs of the Company.

Pierre Besuchet has been a Director of the Company since December 2003. Mr. Besuchet is an experienced and highly respected professional who currently operates his own investment banking research and asset Management Company. Mr. Besuchet is best known for his many years in the Swiss banking community where he held senior management positions in Geneva, including Union Bank of Switzerland, Banque Nationale de Paris, and Credit Suisse, as well as a director of Dar al-Mall al Islamic S.A., Indufina S.A., Valor Invest Ltd., and Faisal Finance (Switzerland) S.A. He also currently serves as a Director since 1994 of Lundin Mining, a base metal mining company listed on the Toronto and Stockholm Stock Exchanges. From 1989 to 2003, he served as a director of NovaGold Resources, a mineral exploration company traded on the TSX and American Stock Exchanges, and served as a director of Etruscan Resources, a mineral exploration company, from 1990 to 2004, and from 1994 to 2006 was a director of Valkyries Petroleum, a public oil and gas producer traded on TSX Venture Exchange until its takeover by Lundin Petroleum, a public oil and gas company based in Sweden. He spends 10% of his time on the affairs of the Company.

Linda Robertson has been the Corporate Secretary of the Company since January 2004. Ms. Robertson has a Diploma in Business Administration and provides corporate secretarial and administrative services to public companies on a consulting basis. She has also spent several years as a Human Resource and Administrative consultant, and previously held various managerial positions within two major banking institutions. She also currently serves as Corporate Secretary for Orex Ventures and Avigo Resources Ltd. Ms. Robertson devotes 20% of her time to the affairs of the Company.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony, except that

On April 3, 2002, while Mr. Wilmot was a director and officer of the Orex Ventures, the Company became subject to a cease trade order in British Columbia for failure to file its financial statements for the year ended October 31, 2001, and for the first quarter ended January 31, 2002 (collectively the “Financial Statements”). On April 5, 2002, two days after the imposition of the cease trade order, the Company filed the Financial Statements together with accompanying Annual and Quarterly reports. On April 8, 2002, the British Columbia Securities Commission issued a variation order setting aside the cease trade order. As a result of the cease trade order, the Exchange suspended trading in the Company’s shares. Despite the lifting of the cease trade order, the Exchange did not reinstate trading until the Company met its Tier Maintenance requirements, on November 4, 2002.

On June 10, 2003, while Mr. Wilmot was a director and officer of CTF Technologies Inc. (“CTF”), that company became subject to a cease trade order in British Columbia for failure to file its financial statements for the year ended December 31, 2002, and for the first quarter ended March 31, 2003, due to the Company’s determination in late 2002 that an accounting change to the manner in which it accounted for some of its revenues would be appropriate. CTF is still in the process of preparing financial statements for those periods, and restated financial statements for the prior four years, in accordance with these accounting changes and in securing audit approval of the required adjustments. As of December 31, 2005, the cease trade order on CTF remains in effect.

On May 27, 2004, while Mr. Wilmot was a director and officer of Verb Exchange Inc. (“Verb”), he, together with the other directors and officers of Verb, voluntarily agreed to and became subject to a “management” cease trade order in British Columbia in respect of Verb’s failure to file its financial statements. The statements were filed and the cease trade order revoked on June 29, 2004, and

On September 13, 2004, while Mr. Wilmot was a director of Verb, the company and its subsidiaries filed a notice of intention to file a proposal under the Bankruptcy and Insolvency Act, with the intention of submitting a proposal to its creditors with respect to the restructuring of Verb. The proposal was subsequently accepted by the creditors of Verb, and approved by the Supreme Court of British Columbia.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended 10/31/2005 was $68,000, paid to Gary Cope, the President of the Company and $33,100, paid to Ross Wilmot, the Chief Financial Officer of the Company.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
				Other		Restricted		All
				Annual	Securities	Shares or		other
Name and Principal				Compen-	Under	Restricted	LTIP	Compen
Position	Year	Salary	Bonus	sation	Options	Shares	Payouts	-sation
		($)	($)	($)	(#)	Units	($)	($)
						($)
Gary Cope	2005	Nil	Nil	$68,000	275,000	Nil	Nil	Nil
President	2004	Nil	Nil	$60,000	Nil	Nil	Nil	Nil
	2003	Nil	Nil	$15,000	335,000	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Ross Wilmot	2005	Nil	Nil	$33,100	100,000	Nil	Nil	Nil
Chief Financial Officer	2004	Nil	Nil	$28,500	Nil	Nil	Nil	Nil
	2003	Nil	Nil	$41,700	150,000	Nil	Nil	Nil
	2002	Nil	Nil	$6,000	Nil	Nil	Nil	Nil

Table No. 7

Stock Option Grants since 10/12/2000

Up to August 30, 2006

Name of Optionee	No. of Optioned Shares Remaining	Totals	Exercise Price	Original Date of Grant (1)	Expiry Date
Officers/Director:
Pierre Besuchet	100,000	100,000	$0.40	6/16/2005	6/26/2007

George Cavey (a)	40,000		$0.45	09/21/2005	09/21/2007
George Cavey (b)	260,000		$0.22	12/04/2003	12/04/2007
George Cavey (d)	100,000		$0.55	03/03/2006	03/03/2011
George Cavey		400,000

Gary Cope (c)	335,000		$0.11	10/21/2003	10/21/2008
Gary Cope (a)	275,000		$0.45	09/21/2005	09/21/2007
Gary Cope (d)	405,000		$0.55	03/03/2066	03/03/2011
Gary Cope		1,015,000

Linda Robertson (c)	25,000		$0.11	10/21/2003	10/21/2008
Linda Robertson		25,000

Ross Wilmot (c)	150,000		$0.11	10/21/2003	10/21/2008
Ross Wilmot (a)	100,000		$0.45	09/21/2005	09/21/2007
Ross Wilmot (d)	100,000		$0.55	03/03/2006	03/03/2011
Ross Wilmot		350,000

Employees and Consultants	355,000		$0.11	10/21/2003	10/21/2008
	75,000		$0.13	11/30/2004	11/30/2006
	100,000		$0.25	01/28/2005	01/30/2007
	25,000		$0.30	04/11/2005	04/11/2007
	50,000		$0.24	04/22/2005	04/22/2007
	75,000		$0.40	06/16/2005	06/16/2007
	200,000		$0.54	08/30/2005	08/30/2007
	650,000		$0.45	09/21/2005	09/21/2007
	2,155,000		$0.55	03/03/2006	03/03/2011
		3,685,000
Total Number of Options	5,575,000

(1)

The market value of the common stock at the date of the option grant is disclosed below.

a.

$0.45

b.

$0.20

c.

$0.11

d.

$0.55

_____________________________________________________________________________

_____________________________________________________________________________

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2005

Fiscal Yearend Unexercised Stock Options

Fiscal Year end Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable

No stock options were exercised by Senior Management or Directors during Fiscal 2005.

_____________________________________  _________________________________________

Director Compensation.  Orko Silver has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of Orko Silver other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  Orko Silver may grant stock options to Directors, Senior Management and employees.  3,030,000 stock options have been granted and 690,000 were exercised during Fiscal 2005 ended 10/31/2005. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  Should a change in control of the Company occur, the Company’s contractual arrangement with the President provides that a lump sum payment equal to one year salary at the then stipulated rate must be paid. The Company has no other plans or arrangements in respect of remuneration received or that may be received by Executive Officers of Orko Silver in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., Orko Silver had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to Orko Silver's Directors or Senior Management.

Pension/Retirement Benefits.  No funds were set aside or accrued by Orko Silver during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

Orko Silver has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of Orko Silver and reviews with the independent auditors the scope and results of Orko Silver’s audits, Orko Silver’s internal accounting controls, and the professional services furnished by the independent auditors to Orko Silver.  The current members of the Audit Committee are: Mr. Gary Cope, Mr. Ross Wilmot, and Mr. Pierre Besuchet.  The Audit Committee met four times during the year ended 10/31/2005.

6.D.  Employees

As of 8/30/2006, Orko Silver had no employees in Canada and one employee in Mexico, excluding the Senior Management.

6.E.  Share Ownership

Table No. 7 lists, as of 8/30/2006, Directors and Senior Management who beneficially own Orko Silver's voting securities, consisting solely of common shares, and the amount of Orko Silver’s voting securities owned by the Directors and Senior Management as a group.

Table No. 9

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

_____________________________________________________________________________

Title of Class	Name of Beneficial Owner		Amount and Nature of Beneficial Ownership	Percent of Class

Common	Pierre Besuchet	(1)	100,000	0.15%
Common	George Cavey	(2)	400,000	0.61%
Common	Gary Cope	(3)	1,344,500	2.04%
Common	Linda Robertson	(4)	25,000	0.04%
Common	Ross Wilmot	(5)	350,000	0.54%

	Total Directors/Management 5% Holders		2,219,500	3.33%

(1)

100,000 of these shares are represented by share purchase options.

(2)

300,000 of these shares are represented by share purchase options.

(3)

1,015,000 of these shares are represented by share purchase options.

(4)

25,000 of these shares are represented by share purchase options.

(5)

350,000 of these shares are represented by share purchase options.

# Based on 64,801,504 shares outstanding as of 8/30/2006

Stock Options.  The terms of incentive options grantable by Orko Silver are done in accordance with the rules and policies of the TSX Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  Orko Silver adopted a formal written stock option plan (the "Plan") on 4/13/2005. (A copy of Orko Silver’s Stock Option Plan is included with this document as an exhibit.)

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options; are described below.

The principal purposes of Orko Silver’s stock option program are to (a) assist the Company in attracting, retaining, and motivating directors, officers and employees of the Company and, (b) to closely align the personal interests of such directors, officers and employees with the interests of the Company and its shareholders.

The Plan provides that stock options may be granted to service providers of Orko Silver.  The term “service providers” means (a) any full or part-time employee or Officer, or insider of Orko Silver or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to Orko Silver; (c) any other person or company engaged to provide ongoing consulting services to Orko Silver or any entity controlled by Orko Silver or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities (any person in (a), (b), (c) or (d) hereinafter referred to as an “Eligible Person”); and (e) any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or spouse, children and/or grandchildren of such Eligible Person.  For stock options to Employees, Consultants or Management Company Employees, Orko Silver must represent that the optionee is a bona fide Employee, Consultant or Management Company Employee as the case may be.  The terms “insider” “Controlled” and “subsidiary” shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time.  Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

The Plan shall be administered by the board of directors of Orko Silver or a committee established by the board of directors for that purpose.  Subject to approval of the granting of options by the board of directors or Committee, as applicable, Orko Silver shall grant options under the Plan.

The Plan provides that the aggregate number of shares of Orko Silver, which may be issued and sold under the Plan, will not exceed 10% of the issued shares of Orko Silver.  Orko Silver shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which Orko Silver’s shares may them be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as Orko Silver shall determine to be necessary or advisable.  If any shares cannot be issued to any optionee for whatever reason, the obligation of Orko Silver to issue such shares shall terminate and any option exercise price paid to Orko Silver shall be returned to the optionee.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan.  Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.  The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)

options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b)

options may be exercisable for a maximum of five years from grant date;

(c)

options to acquire no more than 5% of the issued shares of Orko Silver may be granted to any one individual in any 12-month period;

(d)

options to acquire no more than 2% of the issued shares of Orko Silver   may be granted to any one consultant in any 12-month period;

(e)

options to acquire no more than an aggregate of 2% of the issued shares of Orko Silver may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f)

options to acquire no more than 10% of the issued shares of Orko Silver may be granted to any insiders in any 12-month period;

(g)

options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(h)

options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by Orko Silver  to provide investor relations activities; and

(i)

in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.  Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of Orko Silver’s common shares as of the date of the grant of the stock option (the “Award Date”).  The market price of Orko Silver’s common shares for a particular Award Date will typically be the closing trading price of Orko Silver’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan.  Where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of Orko Silver on any stock exchange on which the shares are listed or dealing network on which the shares of Orko Silver trade.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder. Orko Silver will not provide financial assistance to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Executive Officers of Orko Silver to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 7 as of 10/31/2005, as well as the number of options granted to Directors and independent contractors.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.  Different Voting Rights.

Orko Silver’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 10/31/2005, Orko Silver’s shareholders’ list showed 35,022,069 common shares outstanding and 111 registered shareholders.  Orko Silver has researched the indirect holding by depository institutions and other financial institutions estimates that there are: 87 holders of record" resident in Canada, holding 32,837,669 common shares;  8 “holders of record" resident in the USA, holding 21,600 common shares; and, 16 holders of record resident elsewhere holding 2,162,800 common shares.

7.A.3.  Control of the Company

Orko Silver  is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  Orko Silver is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements

---No Disclosure Necessary---

7.B.  Related Party Transactions

a)

Included in the determination of net loss for the year ended 10/31/2005, at their exchange amounts are management fees of $106,100 (2004: $96,000) to a director and a company related by one or more common directors. These individuals are Ross Wilmot and Gary Cope.

b)

Included in accounts payable is $3,317 (2004: $3,539) due to this related party: Ross Wilmot.

The Company has a management contract with Gary Cope, President, under which the Company will pay him $7,000 per month, effective March 31, 2005. The contract is on an annual basis, and will renew automatically for successive one year periods unless the Company advises Mr. Cope in writing at least 3 months prior to the expiry of the agreement that it does not wish to extend the agreement. If Mr. Cope’s employment is terminated within 120 days of a change in control of the Company, then the Company will pay Mr. Cope a lump sum equal to 2 years of salary, payable immediately on termination. The Company may terminate the agreement at any time upon 3 months notice and paying a lump sum equal to the term of balance of the compensation for the balance of the term and the amount that would be payable if the agreement were extended for a further 12 month period.

Ross Wilmot, Chief Financial Officer, does not have a management contract but instead performs services for the Company on a per diem basis.

Accounting Fees

Orko Silver paid accounting fees of $4,300 and $3,900 to Manning Elliott, Chartered Accountants during the years ended 10/31/2005 and 10/31/2004, respectively.

Indirect Payments to Gary Cope, President and/or Ross Wilmot, CFO

See Item 7.B Related Party Transactions

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

There is no money owing to members of senior management of members of the Board of Directors at 10/31/2005, other than $3,317 payable to a company controlled by a Director and $268 to an Officer. These individuals are Ross Wilmot and Linda Robertson.

There have been no transactions since 10/31/2005, or proposed transactions, which have materially affected or will materially affect Orko Silver in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

7.C.  Interests of Experts and Counsel

---No Disclosure Necessary---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

Orko Silver’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of Orko Silver, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements. On April 10, 2006, the Company received approval from the TSX Venture Exchange for its name change from Orko Gold Corporation to “Orko Silver Corporation”.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of Manning Elliott, Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal 2005/2004/2003 Ended October 31st

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of Orko Silver do not know of any material, active or pending, legal proceedings against them; nor is Orko Silver involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of Orko Silver know of no active or pending proceedings against anyone that might materially adversely affect an interest of Orko Silver.

8.B.  Significant Changes

Subsequent to the most recent financial statements for the period ended April 30, 2006, the Company closed a private placement consisting of 4,600,000 units at a price of $0.59 per unit for gross proceeds of $2,714,000. Each unit consists of one common share and one-half of a transferable common share purchase warrant. Each full warrant is exercisable into an additional common share at a price of $0.78 until June 6, 2008. As finders’ fees for introducing placees to the Company, the Company paid $53,100 cash and issued 370,000 units.

Subsequent to the end of the most recent six month period, the Company issued 223,500 common shares pursuant to the exercise of common stock warrants for proceeds of $50,550, and issued 25,000 common shares pursuant to the exercise of common stock options for proceeds of $10,000.

Under the Option agreement for the San Juan Property with Silver Standard Resources, the Company issued Silver Standard 40,000 common shares in May 2006.

In June 2006, the Company issued 2,378,750 common shares to Luisman S.A. de C.V. pursuant to the terms of the agreement for acquiring the remaining 25% interest in the la Preciosa property.

ITEM 9.  THE OFFER AND LISTING

The Company is filing a 20-F Registration Statement in the United States in order to provide United States investors with information about the Company and allow the Company to seek an Over-The-Counter Bulletin Board listing.

9.A.  Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "OK".  Orko Silver applied for listing on the TSX Venture Exchange and began trading on the TSX Venture Exchange on August 5, 1983. On April 10, 2006, the Company received approval from the TSX Venture Exchange for its name change from Orko Gold Corporation to “Orko Silver Corporation”. Its trading symbol “OK” remains unchanged.

Table No. 10 lists the high, low and closing sales prices on the TSX Venture Exchange for the last six months, last eight fiscal quarters, and last five fiscal years.

_____________________________________________________________________________

_____________________________________________________________________________

Table No. 10

TSX Venture Exchange (formerly the Canadian Venture Exchange)

And Toronto Stock Exchange (TSE)

Common Shares Trading Activity

- Sales -

Canadian Dollars

Period	High	Low

Month Ended 08/31/2006	$0.59	$0.40
Month Ended 07/31/2006	$0.49	$0.375
Month Ended 06/30/2006	$0.57	$0.35
Month Ended 05/31/2006	$0.96	$0.56
Month Ended 04/30/2006	$0.91	$0.52
Month Ended 03/31/2006	$0.55	$0.45
Month Ended 02/28/2006	$0.54	$0.40
Month Ended 01/31/2006	$0.57	$0.30
Month Ended 12/31/2005	$0.345	$0.21
Month Ended 11/30/2905	$0.45	$0.31

Fiscal Year Ended 10/31/2005	$0.60	$0.10
Fiscal Year Ended 10/31/2004	$0.29	$0.04
Fiscal Year Ended 10/31/2003	$0.28	$0.07
Fiscal Year Ended 10/31/2002	$0.30	$0.21
Fiscal Year Ended 10/31/2001	$1.05	$0.21
Fiscal Year Ended 10/31/2000	$1.27	$0.25

Fiscal Quarter Ended 07/31/2006	$0.96	$0.35
Fiscal Quarter Ended 04/30/2006	$0.91	$0.40
Fiscal Quarter Ended 01/31/2006	$0.57	$0.21
Fiscal Quarter Ended 10/31/2005	$0.60	$0.245
Fiscal Quarter Ended 07/31/2005	$0.44	$0.245
Fiscal Quarter Ended 04/30/2005	$0.34	$0.19
Fiscal Quarter Ended 01/31/2005	$0.295	$0.10
Fiscal Quarter Ended 10/31/2004	$0.125	$0.05

______________________________________________________________________________

_____________________________________________________________________________

9.A.5.  Common  Share Description

Registrar/Common Shares Outstanding/Shareholders

The authorized capital of Orko Silver consists of an unlimited number of common shares without par value.

Pacific Corporate Trust Company of Canada (located at 625 Howe Street, 10th Floor, Vancouver, British Columbia Canada V6C 3B8) is the registrar and transfer agent for the common shares.

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Table No. 11 lists, as of 8/30/2006, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 11

Share Purchase Warrants Outstanding

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants

03/14/2005	2,445,000	1,195,000	$.20	$.20	03/14/2007
08/17/2005	2,592,000	2,401,000	$.30	$.30	08/17/2007
08/17/2005	212,343	112,343	$.35	$.35	08/17/2007
02/10/2006	11,701,382	10,798,499	$0.40	N/A	02/10/2007
03/02/2006	9,031,520	9,031,520	$0.50	N/A	09/02/2007
06/06/2006	2,485,000	2,485,000	$0.78	$0.78	06/06/2008

Totals	30,952,245	26,023,362

_____________________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Rights

9.A.7.b.  Convertible Securities/Warrants

---No Disclosure Necessary---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Vancouver, British Columbia.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 8/30/2006, there was an unlimited number of common shares authorized.

As of 10/31/2005, there were 35,022,069 common share issued. As of 8/31/2006, there were 61,801,504 common shares issued.

During the last five years, less than 1% of the capital has been “paid for” with assets other than cash.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

---No Disclosure Necessary---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

---Refer to Table No. 7 and Table No. 14.---

10.A.6.  History of Share Capital

Orko Silver has financed its operations through funds raised in public/private placements of common shares and Special Warrants; and shares issued upon conversion of Special Warrants.

______________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 2001	Nil	N/A	N/A

Fiscal 2002	Nil	N/A	N/A

Fiscal 2003	Private Placement	2,117,000	$516,750
	Property acquisition	100,000	$25,000

Fiscal 2004	Private Placement	6,300,000	$504,000
	Issued for services	380,000	$30,400
	Issued for debt	400,000	$32,000

Fiscal 2005	Private Placement	2,250,000	$337,500
	Finder’s Fee	195,000	$29,250
	Property acquisition	100,000	$65,000
	Private Placement	4,800,000	$1,200,000
	Private Placement	400,000	$108,000
	Finder’s fee	384,000	$96,000
	Finder’s fee	24,685	6,665
	Exercise of options	690,000	$72,600
	Exercise of warrants	6,620,000	$668,000

Fiscal 2006 to date	Private Placement	10,667,332	$3,200,200
	Finder’s fee	354,050	$106,215
	Private Placement	8,798,570	$3,079,500
	Finder’s fee	232,950	$81,533
	Private Placement	4,600,000	$2,714,000
	Finder’s fee	370,000	$218,300
	Exercise of warrants	1,933,333	$415,233
	Exercise of options	215,000	$48,200
	Loan bonus shares	100,000	$52,000
	Property acquisition	40,000	$32,000
	Property acquisition	2,378,750	$1,141,800
	Exercise of Agent’s Options	89,450	$25,835

_____________________________________________________________________________

10.A.7.  Resolutions/Authorizations/Approvals

---No Disclosure Necessary---

10.B.  Memorandum and Articles of Association

The Company was incorporated under the Company Act (British Columbia) on 8/5/1983. Upon replacement of the Company Act (British Columbia) by the British Columbia Business Corporation Act in 2004, management approved the transition of the Company under the new Act. At the Company’s Annual and Special General Meeting held on 4/13/2005, shareholders approved new Corporate Articles.

There are no restrictions on the business the Company may carry on in the Articles of Incorporation.

Under Article 17 of the Company’s Articles and Division 3 of the New Act, a director must declare its interest in any existing or proposed contract or transaction with the Company and is not allowed to vote on any transaction or contract with the Company in which has a disclosable interest, unless all directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director may hold any office or place of profit with the Company in conjunction with the office of director, and no director shall be disqualified by his office from contracting with the Company. A director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services. A director may become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise. The director shall not be accountable to the Company for any remuneration or other benefits received by him from such other corporation or firm subject to the provisions of the New Act., unless the shareholders otherwise direct.

Article 16 of the Company’s articles address the duties of the directors. Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders as governed by the New Act. Article 19 addresses Committees of the Board of Directors. Directors may, by resolution, create and appoint an executive committee consisting of the director or directors that they deem appropriate. This executive committee has, during the intervals between meetings of the Board, all of the directors’ powers, except the power to fill vacancies in the Board, the power to remove a Director, the power to change the membership of, or fill vacancies in, any committee of the Board and any such other powers as may be set out in the resolution or any subsequent directors’ resolution. Directors may also by resolution appoint one or more committees other than the executive committee. These committees may be delegated any of the directors’ powers except the power to fill vacancies on the board of directors, the power to remove a director, the power to change the membership or fill vacancies on any committee of the directors, and the power to appoint or remove officers appointed by the directors. Article 18 details the proceedings of directors. The Directors may meet to conduct business as they see fit. A director may, and the Secretary or Assistant Secretary of the Company, if any, on the request of a director, call a meeting of the directors at any time. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be deemed to be a majority of directors in office. If the number of directors is set at one, it quorum is deemed to be one director.

Article 8 details the borrowing powers of the Directors. They may, on behalf of the Company:

•

Borrow money in a manner and amount, on any security, from any source and upon any terms and conditions as they deem appropriate;

•

Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person at such discounts or premiums and on such other terms as they consider appropriate;

•

Guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

•

Mortgage, charge, or grant a security in or give other security on, the whole or any part of the present or future assets and undertaking of the Company.

A director need not be a shareholder of the Company, and there are no age limit requirements pertaining to the retirement or non-retirement of directors. The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of directors, if any, will be determined by the shareholders. The remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive. Unless other determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Article 21 provides for the mandatory indemnification of directors, former directors, and alternate directors, as well as his or hers heirs and legal personal representatives, or any other person, to the greatest extent permitted by the New Act. The indemnification includes the mandatory payment of expenses actually and reasonably incurred by such person in respect of that proceeding. The failure of a director, alternate director, or officer of the Company to comply with the Business Corporations Act or the Company’s Articles does not invalidate any indemnity to which he or she is entitled. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties who:

a)

is or was a director, alternate director, officer, employee or agent of the Company;

b)

is or was a director, alternate director, officer employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

c)

at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

d)

at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized share structure consists of an unlimited number of common shares without par value. All the shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Under Article 9 and subject to the New Act, the Company may alter its authorized share structure by special resolution. These special resolutions may:

(a)

create one or more classes or series of shares or, if none of the shares of a series of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;

(c)

if the Company is authorized to issue shares of a class or shares with par value, decrease the par value of those shares; or

(d)

change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(e)

alter the identifying name of any of its shares; or

(f)

otherwise alter its share or authorized share structure when required or permitted to do so by the New Act.

By ordinary resolution, the Company may:

(a)

increase or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; or

(b)

if the Company is authorized to issue shares of a class of shares with par value, if none of the shares of that class of shares are allotted or issued, increase the par value of those shares; or

(c)

by resolution of the directors, subdivide or consolidate any of its unissued, or fully paid issued, shares.

Subject to Article 9.2 and the New Act, the Company may by special resolution:

(a)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)

vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

The Company may by resolution of the directors authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding annual meeting) and place as may be determined by the Directors. An extraordinary general meeting, if requisitioned in accordance with the New Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the New Act.

At an annual meeting of shareholders, the following is considered to be “special business”:

(1)

at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)

at an annual general meeting, all business is special business except for the following:

(a)

business relating to the conduct of or voting at the meeting;

(b)

consideration of any financial statements of the Company presented to the meeting;

(c)

consideration of any reports of the directors or auditor;

(d)

the setting or changing of the number of directors;

(e)

the election or appointment of directors;

(f)

the appointment of an auditor;

(g)

the setting of the remuneration of an auditor;

(h)

business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i)

any other business which under these Articles or the Business Corporations Act may be transacted at a meeting of Shareholders without prior notice of the business being given to the shareholders.

Ordinary resolutions at a meeting of shareholders require a majority vote. Special resolutions require two-thirds of the votes cast on the resolution.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed. However, any ownership level above 10% must be disclosed to the TSX Venture Exchange and the British Columbia Securities Commission.

A copy of the Company’s new articles is filed as an exhibit to this Form 20-F Registration Statement.

10.C.  Material Contracts

The Company currently has 4 material contracts in effect.

1.  La Preciosa Project

Under an agreement dated November 17, 2003 between the Company, Minas San Luis S.A. de C.V (“Minas San Luis”), a subsidiary of Wheaton River Minerals Ltd. (now Goldcorp Inc.) through Luismin, S.A. de C.V. (“Luismin”), and with Minera Thesalia, S.A. de C.V., another subsidiary of Wheaton River, the Company can earn an initial 51% interest in the La Preciosa project by incurring US$ 1,000,000 in exploration and development expenditures over 5 years under the following schedule:

(i)

FIFTY THOUSAND ($50,000) DOLLARS on or before the day which is one (1) year after the Acceptance Date,

(ii)

an additional ONE HUNDRED THOUSAND ($100,000) DOLLARS on or before the day which is two (2) years after the Acceptance Date,

(iii)

an additional ONE HUNDRED AND FIFTY THOUSAND ($150,000) DOLLARS on or before the day which is three (3) years after the Acceptance Date,

(iv)

an additional TWO HUNDRED AND FIFTY THOUSAND ($250,000) DOLLARS on or before the day which is four (4) years after the Acceptance Date, and

(v)

an additional FOUR HUNDRED AND FIFTY THOUSAND ($450,000) DOLLARS on or before the day which is five (5) years after the Acceptance Date.

The Company will also issue 50,000 shares of its stock to Minas San Luis within 5 business days after the day upon which the agreement has been accepted for filing by the TSX Venture Exchange, and an additional 50,000 shares on or before the day, which is 12 months after the acceptance date.

The Company can earn an additional 24% interest in the property for a total interest of 75%. Within sixty days of meeting the obligations listed above, the Company must notify Wheaton of its intent and spend an additional US$500,000 on exploration by the end of the sixth year. Upon the Company earning its 75% interest, Minas San Luis will then have a 90 day option period to buy back to a 60% controlling interest by paying the company US$1,500,000. If Minas San Luis exercises its back-in right, it will have an undivided 60% interest and Orko Silver an undivided 40% interest in the property.

Upon earning the initial 51% interest in the property, the Company and Sanluis will incorporate a new Mexican company ("Newco") to hold the Property, and will each vend their respective interests in the Property for shares of Newco, with the initial ownership thereof reflecting their then respective interests in the Property. Concurrently with such incorporation and vend-in Orko and Sanluis will enter in to a shareholders' agreement setting forth their respective rights and obligations in respect of the management and operation of Newco and the further exploration and development of the Property, which will reflect, as closely as possible, the provisions of this Agreement. If the Company earns an additional 24% interest or upon the exercise by Sanluis of the Back-in Option, if applicable, the holdings of shares of Newco will be reorganized to reflect the respective revised percentage interests of each in Newco.

2.  Santa Monica Project

Under an agreement dated May 11, 2004 between the Company, Minas San Luis S.A. de C.V (“Minas San Luis”), a subsidiary of Wheaton River Minerals Ltd. (now Goldcorp Inc.), through Luismin, S.A. de C.V. (“Luismin”), the Company acquired an option to earn an initial 51% interest in the Santa Monica Property. To earn 51%, the Company must incur US$1,000,000 in exploration and development expenditures over the next five years under the following schedule:

(i)

SEVENTY-FIVE THOUSAND ($75,000) DOLLARS on or before the day which is one (1) year after the Acceptance Date,

(ii)

an additional ONE HUNDRED THOUSAND ($100,000) DOLLARS on or before the day which is two (2) years after the Acceptance Date,

(iii)

an additional ONE HUNDRED AND TWENTY-FIVE THOUSAND ($125,000) DOLLARS on or before the day which is three (3) years after the Acceptance Date,

(iv)

an additional TWO HUNDRED AND FIFTY THOUSAND ($250,000) DOLLARS on or before the day which is four (4) years after the Acceptance Date, and

(v)

an additional FOUR HUNDRED AND FIFTY THOUSAND ($450,000) DOLLARS on or before the day which is five (5) years after the Acceptance Date; and

and issuing 100,000 common shares of the Company;

(i)

50,000 shares upon acceptance by the TSX Venture Exchange; and

(ii)

50,000 shares on the first anniversary of such date.

Within sixty days of meeting the obligations listed above, the Company must notify Wheaton of its intent and spend an additional US$500,000 on exploration by the end of the sixth year. Upon the Company earning its 75% interest, Minas San Luis will then have a 90 day option period to buy back to a 60% controlling interest by paying the company US$1,500,000. If Minas San Luis exercises its back-in right, it will have an undivided 60% interest and Orko Silver an undivided 40% interest in the Santa Monica Property.

Upon earning the initial 51% interest in the property, the Company and Minas San Luis will incorporate a new Mexican company ("Newco") to hold the Property, and will each vend their respective interests in the Property for shares of Newco, with the initial ownership thereof reflecting their then respective interests in the Property. Concurrently with such incorporation and vend-in Orko and Sanluis will enter in to a shareholders' agreement setting forth their respective rights and obligations in respect of the management and operation of Newco and the further exploration and development of the Property, which will reflect, as closely as possible, the provisions of this Agreement. If the Company earns an additional 24% interest or upon the exercise by Sanluis of the Back-in Option, if applicable, the holdings of shares of Newco will be reorganized to reflect the respective revised percentage interests of each in Newco.

3.   San Juan Property

Under an agreement between the Company and Silver Standard Resources Inc. (“Silver Standard”) dated April 10, 2006, the Company has an option to acquire a 75% interest in Silver Standard’s San Juan Property located in the State of Durango, Mexico. To earn a 75% interest, the Company must:

a)

Issue 40,000 common shares to Silver Standard following acceptance for filing of this Agreement by the TSX Venture Exchange;

b)

Incur expenditures of not less than US$250,000 on the Property on or before the first anniversary of the signing of the agreement; and

c)

incur cumulative expenditures of not less than US$750,000 on the Property on or before the third anniversary of the signing of the agreement.

Upon completion of the terms and exercise of the option, the Companies shall form a joint venture owned 75% by Orko and 25% by Silver Standard. Upon exercise of the option by Orko, Silver Standard will have 60 days to elect, at its sole discretion, to increase its interest in the joint venture by 10%, to a 35% total interest, by incurring the first US $750,000 in expenditures on the Property following the formation of the joint venture and for Silver Standard to be, or appoint, the operator under the joint venture. Each party will also have the right of first offer on the other’s party’s interest in the joint venture. The joint venture shall have an area of common interest lying within a distance of two kilometers from the outermost boundary of the mineral rights which constitute the property, other than claims already staked by either party. In the event a party’s interest in the joint venture is reduced to less than 10%, it shall be deemed to have conveyed its interest in the Property to the other party in consideration of the right to receive an NSR of 1% and it shall cease to hold any interest in the Property.

4.  Management Contract with Gary Cope

Under an agreement dated March 31, 2005, the Company and Gary Cope agree that Mr. Cope will serve as President for salary of $7,000 per month. The contract is on an annual basis, and will renew automatically for successive one year periods unless the Company advises Mr. Cope in writing at least 3 months prior to the expiry of the agreement that it does not wish to extend the agreement. If Mr. Cope’s employment is terminated within 120 days of a change in control of the Company, then the Company will pay Mr. Cope a lump sum equal to 2 years of salary, payable immediately on termination. The Company may terminate the agreement at any time upon 3 months notice and paying a lump sum equal to the term of balance of the compensation for the balance of the term and the amount that would be payable if the agreement were extended for a further 12 month period.

Copies of the material contracts have been filed with this Registration Statement.

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of Orko Silver’s securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians:  There are no limitations under the laws of Canada or in the organizing documents of Orko Silver on the right of foreigners to hold or vote securities of Orko Silver, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of Orko Silver by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of Orko Silver. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E.  Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of Orko Silver  (a "U.S. Holder") who deals at arm's length with Orko Silver, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada.  Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of Orko Silver and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of Orko Silver unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of Orko Silver was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of Orko Silver  at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as Orko Silver, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. Orko Silver believes that it was not a passive foreign investment company for the taxable year ended 12/31/2005 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend.  Orko Silver will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of Orko Silver.  The TSX Venture Exchange is a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of Orko Silver's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares.  The gain or loss will be a capital gain or capital loss if Orko Silver’s common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on Orko Silver’s common shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  The Company recommends that a domestic corporation that owns at least 10% of the voting shares consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on Orko Silver’s common shares.

Under a number of circumstances, United States Investor acquiring shares of Orko Silver may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of Orko Silver will be required to file such a return.  Other filing requirements may apply, and the Company recommends that United States Investors consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as Orko Silver, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  Orko Silver believes that it was not a passive foreign investment company for the taxable year ended 10/31/2005 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

Orko Silver has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of Orko Silver is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: Orko Silver is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  Orko Silver has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

Orko Silver’s auditor for its financial statements for each of the preceding three years was Manning Elliott, Independent Chartered Accountants.  Their audit reports on Orko Gold Corporation for Fiscals 2005/2004/2003 are included with the related financial statements in this Registration Statement with their consent. On April 10, 2006, the Company received approval from the TSX Venture Exchange for its name change from Orko Gold Corporation to “Orko Silver Corporation”.

10.H.  Document on Display

--- No Disclosure Necessary ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

--- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

--- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

Orko Silver carried out an evaluation, under the supervision and with the participation of Orko Silver’s management, including Orko Silver’s President, of the effectiveness of the design and operation of Orko Silver’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report.  Based upon that evaluation, the President concluded that Orko Silver’s disclosure controls and procedures are effective in timely alerting them to material information relating to Orko Silver required to be included in Orko Silver’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in Orko Silver’s internal control over financial reporting that occurred during Orko Silver’s most recently completed fiscal year ended 10/31/2005 that has affected, or is reasonably likely to affect, Orko Silver’s internal control over financial reporting.  Nor were there any deficiencies or weaknesses in Orko Silver's internal controls requiring corrective actions.

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B. CODE OF ETHICS

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY ORKO SILVER /AFFILIATED PURCHASERS

---Not Applicable---

PART III

ITEM 17.  FINANCIAL STATEMENTS

Orko Silver’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of Orko Silver, conforms in all material respects for the periods presented with United States GAAP, except as discussed in the notes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Manning Elliott, Independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Unaudited Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

Orko Silver has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1. Certificate of Incorporation, Certificates of Name Changes, Articles of Incorporation and By-Laws

2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

4. Material Contracts

a.  La Preciosa Project

Agreement dated November 17, 2003 between the Company, Minas San Luis S.A. de C.V, a subsidiary of Wheaton River Minerals Ltd. through Luismin, S.A. de C.V., and with Minera Thesalia, S.A. de C.V.

b.  Santa Monica Project

Agreement dated May 11, 2004 between the Company, Minas San Luis S.A. de C.V, a subsidiary of Wheaton River Minerals Ltd., through Luismin, S.A. de C.V.

C.  San Juan Property

Agreement dated April 10, 2006 between the Company and Silver Standard Resources Inc.

D.  Gary Cope Agreement

    Agreement dated March 31, 2006 between the Company and Gary Cope.

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10.Other documents Information Circular/Management Proxy as of March 17, 2006. Auditor Consent dated January 24, 2007 Signature Page

ORKO GOLD CORPORATION (An Exploration Stage Company) FINANCIAL STATEMENTS FOR THE YEARS ENDED OCTOBER 31, 2005, 2004 AND 2003 (Expressed in Canadian dollars)

AUDITORS’ REPORT

To the Shareholders of

Orko Gold Corporation

(An Exploration Stage Company)

We have audited the balance sheets of Orko Gold Corporation (An Exploration Stage Company) as at October 31, 2005 and 2004 and the statements of operations and deficit and cash flows for the years ended October 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the Standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended October 31, 2005, 2004 and 2003 in accordance with generally accepted accounting principles used in Canada.

/s/ “Manning Elliott LLP”

Chartered Accountants

Vancouver, British Columbia

December 22, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those referred to in Note 1 to the financial statements. Our report to the shareholders dated December 22, 2005 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such uncertainties in the auditors’ report when the uncertainties are adequately disclosed in the financial statements.

/s/ “Manning Elliott LLP”

Chartered Accountants

Vancouver, British Columbia

December 22, 2005

#

ORKO GOLD CORPORATION

(An Exploration Stage Company)

BALANCE SHEETS

AS AT OCTOBER 31, 2005 AND 2004

(Expressed in Canadian dollars)

	2005 $	2004 $

ASSETS

CURRENT ASSETS

Cash	229,647	43,591
Accounts receivable	8,784	4,076

	238,431	47,667

INVESTMENTS (Note 3)	10,439	10,439

CAPITAL ASSETS (Note 4)	4,455	6,650

MINERAL PROPERTIES (Note 5)	42,000	–

	295,325	64,756

LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities	317,805	43,771

SHAREHOLDERS' EQUITY (DEFICIT)

SHARE CAPITAL (Note 6)	6,888,159	4,429,559

CONTRIBUTED SURPLUS (Note 6(d))	461,770	32,852

DEFICIT	(7,372,409)	(4,441,426)

	(22,480)	20,985

	295,325	64,756

NATURE AND CONTINUANCE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 9)

Approved on Behalf of the Board:

“Gary Cope”	Director	“Ross Wilmot”	Director
Gary Cope		Ross Wilmot

ORKO GOLD CORPORATION

(An Exploration Stage Company)

STATEMENT OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED OCTOBER 31, 2005, 2004 AND 2003

(Expressed in Canadian dollars)

	2005 $	2004 $	2003 $

EXPLORATION EXPENSES	1,793,762	40,755	273,976

GENERAL EXPENSES

Amortization	2,195	1,714	–
Bank charges and interest	1,234	599	–
Consulting fees	205,373	69,688	1,239
Exchange loss (gain)	(14,476)	244	69,363
Insurance	4,288	4,971	(2,821)
Investor and public relations	68,534	4,755	–
Management fees	106,100	96,000	1,575
Office and miscellaneous	51,334	22,629	41,700
Professional fees	55,447	42,666	23,501
Rent	24,000	24,000	64,233
Repairs and maintenance	2,484	–	28,000
Stock-based compensation	459,418	32,852	–
Telephone and communications	4,930	2,612	–
Transfer agent and filing fees	29,509	20,629	20,891
Travel and entertainment	141,063	36,860	55,730

	1,141,433	360,219	303,411

OTHER ITEMS

Gain on sale of investments	–	–	(11,609)
Loss on property abandoned	–	66,000	–
Interest	(4,212)	(1,407)	376

	(4,212)	64,593	(111,985)

NET LOSS FOR THE YEAR	2,930,983	465,567	465,402

DEFICIT, BEGINNING OF YEAR	4,441,426	3,975,859	3,510,457

DEFICIT, END OF YEAR	7,372,409	4,441,426	3,975,859

BASIC AND DILUTED LOSS PER SHARE	0.11	0.02	0.04

ORKO GOLD CORPORATION

(An Exploration Stage Company)

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED OCTOBER 31, 2005, 2004 AND 2003

(Expressed in Canadian dollars)

	2005 $	2004 $	2003 $

CASH AND CASH EQUIVALENTS FROM (USED IN):

OPERATING ACTIVITIES

Net loss for the year	(2,930,983)	(465,567)	(465,402)

Items not involving cash

Gain on sale of investments	–	–	(111,609)
Amortization	2,195	1,714	–
Loss on abandonment of mineral property	–	66,000	–
Stock-based compensation	459,418	32,852	–

	(2,469,370)	(365,001)	(577,011)

Change in non-cash working capital items	269,326	(345,072)	(39,306)

	(2,200,044)	(710,073)	(616,317)

FINANCING ACTIVITIES

Advances – net	–	–	(118,787)
Issuance of shares	2,386,100	504,000	803,748

	2,386,100	504,000	684,961

INVESTING ACTIVITIES

Proceeds on sale of investments	–	–	205,184
Expenditures on mineral property – net	–		(41,000)
Acquisition of capital assets	–	(408)	(7,956)

	–	(408)	156,228

INCREASE (DECREASE) IN CASH	186,056	(206,481)	224,872

CASH, BEGINNING OF YEAR	43,591	250,072	25,200

CASH, END OF YEAR	229,647	43,591	250,072

ORKO GOLD CORPORATION

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2005, 2004 AND 2003

(Expressed in Canadian dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in the Province of BC, Canada under the Company Act (British Columbia on August 5, 1983. The Company is an Exploration Stage Company, as defined by Statement of Financial Accounting Standard (“SFAS”) No. 7 “Accounting and Reporting by Development Stage Enterprises”. The Company’s principal business plan is to acquire, explore and develop mineral properties and ultimately seek earnings by exploiting mineral claims.

The Company has been in the exploration stage since its formation and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition, exploration and development of mining properties. Upon location of a commercial mineable reserve, the Company will actively prepare the site for extraction and enter a development stage. At present, management devotes most of its activities to raise sufficient funds to further explore and develop its mineral properties. Planned principal activities have not yet begun. The ability of the Company to emerge from the exploration stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional equity financing and/or attain profitable mining operations. The Company has a working capital deficit of $79,374 as at October 31, 2005 and has accumulated losses from inception to October 31, 2005 totalling $7,372,409. The Company also has significant mineral property acquisition and exploration commitments. There is no guarantee that the Company will be able to complete any of the above objectives. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These financial statements have been prepared in accordance with generally accepted accounting principles in Canada, on the assumption that the Company is a going concern.

Management’s plan is to continue raising additional funds through future equity or debt financings. See Note 9 for financing received subsequent to October 31, 2005.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Mineral properties

Costs for the acquisition of mineral properties are initially deferred and, once a property is determined to be economically viable, development expenditures on that property are capitalized. All deferred property and capitalized development costs will be amortized following commencement of production, using the unit of production basis. All exploration costs are expensed.

The recorded values for each mineral property and any associated capitalized development costs are reviewed every quarter and, when it is determined that each such aggregate value is no longer appropriate in relation to the property's stage of exploration or development and the current economic viability of the property, or if the property is no longer of interest, its carrying value is adjusted to the estimated net realizable value to the Company.

b)

Capital assets

Computer equipment is recorded at cost less accumulated amortization, amortized on the declining balance basis at 30% per annum.

#

ORKO GOLD CORPORATION

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2005, 2004 AND 2003

(Expressed in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

c)

Investments

Investments in marketable securities are carried at the lower of cost or quoted market value.

d)

Foreign currency translation

Transactions and balances in currencies other than the Canadian dollar are translated by the temporal method with revenue, expenses and non-monetary balances converted at exchange rates prevailing at the transaction dates and monetary balances converted at rates prevailing at year-end with resulting exchange gains and losses recognized in the determination of income.

e)

Loss per share

The Company uses the treasury stock method for the calculation and presentation of both basic and diluted loss per share.

f)

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of six months or less to be cash equivalents.

g)

Long-lived assets

The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company’s policy is to record an impairment loss in the quarter when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the undiscounted estimated future cash flows from the asset.

h)

Stock issuance costs

The Company charges all costs relating to issuing shares and raising capital directly to the proceeds of the issue.

i)

Stock-based compensation

Effective November 1, 2003, the Company adopted, prospectively, the fair value method to recognize stock option expense for options granted pursuant to SFAS No. 123 and SFAS No. 123R. Accordingly, all stock-based payments are measured at the fair value of the equity instruments issued on the date of grant. The fair value of stock-based payments is periodically re-measured until counter-party performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

j)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

ORKO GOLD CORPORATION

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2005, 2004 AND 2003

(Expressed in Canadian dollars)

3.

INVESTMENTS

Investments consist of marketable securities with quoted market value of $64,126 at October 31, 2005.

4.

CAPITAL ASSETS

			2005	2004
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$

Computer equipment	8,364	3,909	4,455	6,650

5.

MINERAL PROPERTIES

a)

In 2002, the Company acquired an option to earn a 60% interest in 20 claims in the Red Lake District, Kenora Mining Division, Ontario, for which it paid $41,000, issued 100,000 shares at $0.25 per share, and incurred $273,976 in exploration expenditures. In December 2003, following a report obtained from an independent professional geologist, management decided not to proceed with this joint venture and wrote off $66,000 of acquisition costs previously capitalized.

b)

In December 2003, the Company acquired an option to earn a 51% interest in the La Preciosa gold/silver project located in Durango, Mexico, from Minas Sanluis S.A. de C.V., a subsidiary of Wheaton River Minerals Ltd., by incurring US$1 million in exploration and development expenditures over the next five years as well as issuing 50,000 shares to Minas Sanluis, upon TSX Venture Exchange approval, and a further 50,000 shares 12 months thereafter. Pursuant to these terms, in 2005, the Company issued 100,000 shares to Minas Sanluis with a fair market value of $42,000. The Company can earn a further 24% interest by expending an additional US$500,000 by the end of the sixth year. Upon the Company earning a 75% interest, Minas Sanluis will have a 90-day option to buy back up to a 60% controlling interest for US$1,500,000.

c)

In June 2004, the Company acquired an option to earn a 51% interest in a second property, Santa Monica, from Minas Sanluis S.A. de C.V. by incurring expenditures of US$1 million over the next five years as well as issuing 100,000 shares (with a fair market value of $42,000), the first 50,000 shares upon approval by the TSX Venture Exchange and the remaining 50,000 shares 12 months thereafter. The Company can earn a further 24% interest by expending an additional US$500,000 by the end of the sixth year. Upon the Company earning a 75% interest, Minas Sanluis will have a 90-day option to buy back up to a 60% controlling interest for US$1,500,000.

ORKO GOLD CORPORATION

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2005, 2004 AND 2003

(Expressed in Canadian dollars)

6.

SHARE CAPITAL

Authorized:

100,000,000

Common shares without par value

Issued:

	#	$

Balance, October 31, 2003	12,478,384	3,893,559
- Private placement	6,300,000	504,000
- Shares issued for finders' fee	380,000	30,400
- Shares issued for debt settlement	400,000	32,000
Less: Share issue costs	–	(30,400)

Balance, October 31, 2004	19,558,384	4,429,559

- Private placement	7,450,000	1,645,500
- Shares issued for finders' fee	603,685	131,915
- Shares issued for mineral property	100,000	42,000
- Exercise of warrants	6,620,000	668,000
- Exercise of options	690,000	72,600
- Fair value of options exercised	–	30,500
Less: Share issue costs	–	(131,915)

Balance, October 31, 2005	35,022,069	6,888,159

a)

Private Placements

i)

During 2005, the Company completed three private placements. The first private placement of 2,250,000 units at $0.15 per unit provided gross proceeds of $337,500. Each unit consists of one share and one share purchase warrant, entitling the holder thereof to purchase an additional share at $0.15 until March 14, 2006 and at $0.20 per share until March 14, 2007. In connection with the transaction, the Company issued 195,000 units at a deemed price of $0.15 per unit as a finders' fee.

ii)

The second private placement in 2005 of 4,800,000 units at $0.25 per unit provided gross proceeds of $1,200,000. Each unit consists of one share and one half of a share purchase warrant. Each whole share purchase warrant entitles the holder thereof to purchase an additional share at $0.30 until August 17, 2007. In connection with the transaction, the Company issued 384,000 units at a deemed price of $0.25 per unit as a finders' fee.

iii)

The third private placement in 2005 of 400,000 units at $0.27 per unit provided gross proceeds of $108,000. Each unit consists of one share and one half of a share purchase warrant. Each whole share purchase warrant entitles the holder thereof to purchase an additional share at $0.35 until August 17, 2007. In connection with the transaction, the Company issued 24,685 units at a deemed price of $0.27 per unit as a finders' fee.

iv)

During 2004, the Company completed a private placement of 6,300,000 units at $0.08 per unit, for gross proceeds of $504,000. Each unit consists of one share and one share purchase warrant, entitling the holder thereof to purchase an additional share for a period of two years at $0.10. In connection with the transaction, the Company issued 380,000 shares at a deemed price of $0.08 per share as a finders' fee. The Company also issued 400,000 units with the same terms at a deemed price of $0.08 per unit to settle debts of $32,000.

#

ORKO GOLD CORPORATION

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2005, 2004 AND 2003

(Expressed in Canadian dollars)

6.

SHARE CAPITAL (continued)

b)

Options

In 2003, the Company adopted a rolling stock option plan to grant options to directors, officers, employees, dependent contractors and consultants of the Company. Under the plan, the Board has the discretion to issue the equivalent of up to 10% of the issued and outstanding shares of the Company from time to time. Options will be for a term of up to 5 years from the date granted and will be exercisable at a price that is not less than the market price on the date granted.

A summary of the options outstanding at October 31, 2005 and 2004 and changes during the years then ended, is as follows:

	Number of Options	Weighted Average Exercise Price $

Balance, October 31, 2003	1,245,000	0.11

Granted	610,000	0.15
Expired	–	0.00
Forfeited/cancelled	–	0.00

Balance, October 31, 2004	1,855,000	0.12

Granted	1,865,000	0.35
Exercised	(690,000)	0.11
Forfeited/cancelled	–	0.00

Balance, October 31, 2005	3,030,000	0.26

Exercise Price	Number Outstanding and Exercisable	Weighted average remaining contractual life

$0.11	915,000	3 years
$0.13	90,000	1.1 years
$0.195	100,000	1.2 years
$0.22	260,000	0.1 years
$0.24	50,000	1.5 years
$0.25	100,000	1.3 years
$0.30	25,000	1.4 years
$0.40	200,000	1.7 years
$0.45	1,090,000	2.1 years
$0.54	200,000	1.8 years

	3,030,000

#

ORKO GOLD CORPORATION

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2005, 2004 AND 2003

(Expressed in Canadian dollars)

6.

SHARE CAPITAL (continued)

c)

Warrants

Warrants have been granted and are exercisable in whole or in part allowing the holders to purchase 5,329,343 shares at exercise prices ranging from $0.10 to $0.35 with expiry dates ranging from November 6, 2005 to August 17, 2006.

	Number of Shares	Exercise Price $	Expiry Date

Balance, October 31, 2003 and 2004	6,700,000	0.10	November 6, 2005

Issued with private placements	2,445,000	0.15	March 14, 2007
	2,592,000	0.30	August 17, 2007
	212,343	0.35	August 17, 2007

Exercised	(6,500,000)	0.10
	(120,000)	0.15
Balance, October 31, 2005	5,329,343

d)

Contributed surplus

Contributed surplus represents cumulative amounts recorded as stock-based compensation for stock options granted to consultants and directors. Upon exercise of these options, the credit to contributed surplus is reversed to share capital.

During the year, the Company granted 1,865,000 (610,000 in 2004) stock options under its stock option plan and recorded $459,418 (2004: $32,852) as stock-based compensation The fair values ranged from $0.05 to $0.24 calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate

2.61% to 3.10%

Expected life of options

2 years

Expected volatility

100%

Expected dividend yield

0.0%

The changes in contributed surplus are summarized as follows:

	2005 $	2004 $	2003 $

Balance – beginning of year	32,852	–	–

Stock-based compensation - options granted	459,418	32,852	–

Options exercised	(30,500)	–	–

Balance – end of year	461,770	32,852	–

#

ORKO GOLD CORPORATION

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2005, 2004 AND 2003

(Expressed in Canadian dollars)

7.

RELATED PARTY TRANSACTIONS AND BALANCES

a)

Management fees of $106,100 (2004: $96,000) were paid to a director and a company related by one or more common directors and charged to operations.

b)

Included in accounts payable is $3,317 (2004: $3,539) due to these related parties.

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

8.

INCOME TAXES

The tax effect of applying the combined Canadian federal and provincial statutory rate of 35.62% to the significant temporary differences, which comprise future tax assets and liabilities, is as follows:

	2005 $	2004 $	2003 $

Future income tax assets
Non-capital losses carried forward	894,000	669,000	581,000
Valuation allowance	(894,000)	(669,000)	(581,000)

Net future income tax asset	–	–	–

At October 31, 2005, the Company had non-capital losses of $2,509,000 to carry forward to reduce future years' taxable income, expiring as follows:

	$		$

2006	121,000	2010	365,000
2007	186,000	2011	556,000
2008	143,000	2012	313,000
2009	171,000	2013	654,000

At October 31, 2005, the Company had cumulative Canadian Exploration Expenses of approximately $565,000 and Canadian Development Expenses of approximately $2,997,000, which are deductible at 100% and 30% respectively against future years' taxable income, without expiring.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax assets considered realizable could change materially in the near term based on future taxable income during the carry forward period.

9.

SUBSEQUENT EVENTS

Subsequent to October 31, 2005 the Company:

a)

issued 100,000 shares at $0.195 per share on the exercise of options, for gross proceeds of $19,500.

b)

issued 200,000 shares at $0.10 per share and 150,000 shares at $0.15 per share on the exercise of warrants, for gross proceeds of $42,500.

ORKO GOLD CORPORATION

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2005, 2004 AND 2003

(Expressed in Canadian dollars)

9.

SUBSEQUENT EVENTS (continued)

c)

arranged a non-brokered private placement of up to 3,333,333 units to raise up to $1,000,000. Upon closing, the Company will pay finder’s fees in accordance with TSX Venture Exchange policies in cash or units with the same terms as the units issued under the offering, at the election of the finders.

d)

arranged a brokered private placement through Haywood Securities Inc. (the “Agent”) of up to 3,400,000 units, plus an over allotment option of up to a further 3,400,000 units (the “Over Allotment”) at $0.30 per Unit for gross proceeds of up to $2,040,000. Each unit consists of one share and one share purchase warrant allowing the holder thereof to purchase one additional share for 12 months from the date of closing at $0.40 per share. Upon closing, the Agent will be paid a cash commission, receive 100,000 units as a corporate finance fee, and be issued Agent’s Warrants representing 10% of the units sold under the offering. Each Agent’s Warrant will be exercisable at $0.30 for one unit of the Company with the same terms and conditions as the units issued under the private placement, for a term of 12 months.

The Company will use the proceeds from these offerings for general exploration expenses and working capital.

10.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those generally accepted in the United States of America (“US GAAP”). The effects of material differences in accounting principles that affect the Company’s financial statements are as follows:

	2005 $	2004 $	2003 $

a) Contributed surplus

Stated amount under Canadian GAAP	461,770	32,852	–
Adjustment for stock-based compensation	344,270	22,352	–

Amount under US GAAP	117,500	10,500	–

b) Share capital

Stated amount under Canadian GAAP	6,888,159	4,429,559	3,893,559
Adjustment for stock-based compensation	20,000	–	–

Amount under US GAAP	6,868,159	4,429,559	3,893,559

c) Deficit

Stated amount under Canadian GAAP	7,372,409	4,441,426	3,975,859
Adjustment for stock-based compensation	364,270	22,352	–

Amount under US GAAP	7,008,139	4,419,074	3,975,859

ORKO GOLD CORPORATION

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2005, 2004 AND 2003

(Expressed in Canadian dollars)

10.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

d) Loss for the year

Stated amount under Canadian GAAP	2,930,983	465,567	465,402
Adjustment for stock-based compensation	341,918	22,352	–

Amount under US GAAP	2,589,065	443,215	465,402

Loss per share under GAAP	0.11	0.02	0.04

Weighted average number of shares outstanding	23,232,288	19,442,318	12,028,310

Under Canadian GAAP, compensation cost is computed for stock options granted to directors, officers and employees based upon their fair values at the grant date and recognized over the vesting period in accordance with CICA 3870, “Stock-Based Compensation and Other Share-Based Payments”. No expense is recorded for such items under US GAAP under APB No. 25, “Accounting for Stock Issued to Employees”. The Company is evaluating the adoption for US GAAP of the recent accounting pronouncement FAS 123(R), “Share-Based Payment”, with respect to accounting for share-based payments in the future. The Company anticipates it will adopt this standard for the purposes of reporting financial information under US GAAP effective February 1, 2006.

Under Canadian GAAP, an enterprise may capitalize mineral property expenditures, including acquisition, exploration and development costs, if the enterprise considers such costs to have the characteristics of property, plant and equipment. Mineral property expenditures that are not considered to have the characteristics of property, plant and equipment are expensed as incurred. An enterprise applies the method of accounting for mineral property expenditures that it considers to be appropriate to its operations and applies the method consistently to all its properties. As disclosed in Note 2(a), the Company capitalizes acquisition costs, expenses exploration costs, and capitalizes development costs once a mineral property is determined to be economically viable. As at October 31, 2005, the Company has not yet identified economically recoverable reserves on any of its mineral properties. Mineral properties are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.  During the year ended October 31, 2005, the Company identified certain events and changes in circumstances that indicated the carrying values of mineral properties may not be recoverable. In accordance with CICA 3063, “Impairment of Long-Lived Assets”, the Company tested its mineral properties for impairment and determined that their fair value exceeded their carrying value.  Accordingly, an impairment charge was not recognized in the financial statements.

Under US GAAP, acquisition costs are capitalized when incurred in accordance with the guidance provided in EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”, exploration costs are expensed as incurred and development costs are capitalized when it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves as defined by Industry Guide 7. The Company assesses the carrying costs for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”. Under SFAS No. 144, mineral properties are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, with further guidance as provided in EITF 04-03.  During the year ended October 31, 2005, the Company identified certain events and changes in circumstances that indicated the carrying values of mineral properties may not be recoverable. In accordance with SFAS No. 144 and EITF 04-03, the Company tested its mineral properties for impairment and determined that their fair value exceeded their carrying value.  Accordingly, an impairment charge was not recognized in the financial statements.

ORKO GOLD CORPORATION

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2005, 2004 AND 2003

(Expressed in Canadian dollars)

10.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

As at October 31, 2005, 2004 and 2003, there are no differences in the carrying values of mineral properties under Canadian and US GAAP, as the only costs capitalized to date under both Canadian and US GAAP have been acquisition costs which have not been impaired.

ORKO SILVER CORP. (FORMERLY ORKO GOLD CORPORATION)

(An Exploration Stage Company)

BALANCE SHEETS

AS AT APRIL 30, 2006 AND OCTOBER 31, 2005

(Expressed in Canadian dollars)

(UNAUDITED)

AUDIT REVIEW OF INTERIM FINANCIAL STATEMENTS

Please note that the Company’s auditors have not reviewed these Financial Statements

	April 30, 2006 $	October 31, 2005 $ (Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6,033,712	229,647
Accounts receivable and prepaid expenses	38,072	8,784
	6,071,784	238,431
INVESTMENTS	-	10,439
CAPITAL ASSETS	19,325	4,455
MINERAL PROPERTIES	42,000	42,000
	6,133,108	295,325
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	98,674	317,805
SHAREHOLDERS' EQUITY
SHARE CAPITAL	13,110,766	6,888,159
SHARE SUBSCRIPTIONS	2,478,000	-
CONTRIBUTED SURPLUS	813,570	461,770
DEFICIT	(10,367,902)	(7,372,409)
	6,034,434	(22,480)
	6,133,108	295,325

APPROVED BY THE BOARD

“Gary Cope”

Director

"Ross Wilmot”

Director

The accompanying notes are an integral part of these financial statements.

#

ORKO SILVER COPR. (FORMERLY ORKO GOLD CORPORATION)

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED APRIL 30, 2006 AND 2005

(Expressed in Canadian dollars)

(UNAUDITED)

	Three months ended April 30,		Six Months ended April 30,
	2006 $	2005 $	2006 $	2005 $
EXPLORATION EXPENSES (Schedule 1)
Drilling	740,781	215,219	1,427,332	215,219
Geological	36,864	62,000	93,541	73,749
Geophysical	-	71,980	-	92,617
Site costs	146,533	-	269,589	-
General exploration	65,171	10,599	103,882	14,400
	989,350	359,798	1,894,344	395,985
GENERAL EXPENSES
Amortization	1,625	340	2,340	679
Bank charges and interest	4,098	204	58,497	359
Consulting fees	23,411	24,911	46,822	51,269
Exchange loss (gain)	24,076	3,377	20,639	3,352
Insurance	1,786	1,072	3,395	2,132
Investor relations	64,365	55,308	107,312	65,548
Management fees	80,750	26,600	113,200	52,200
Office and miscellaneous	29,779	7,165	46,008	15,298
Professional fees	59,650	19,675	69,526	19,675
Rent	6,000	6,000	12,000	12,000
Repairs and maintenance	10,955	107	13,422	826
Stock option compensation expense	372,200	10,515	372,200	17,488
Telephone	6,023	246	7,122	369
Transfer agent and filing fees	38,766	11,012	57,994	14,387
Travel and entertainment	189,810	30,396	230,255	39,798
	913,294	196,929	1,160,732	295,380
OTHER ITEMS
Interest income	(10,593)	(733)	(11,460)	(899)
Gain on sale of shares	-	-	(48,124)	-
	(10,593)	(733)	(59,584)	(899)
NET LOSS FOR THE PERIOD	1,892,052	555,993	2,995,492	690,467
DEFICIT – BEGINNING OF PERIOD	8,475,850	4,575,900	7,372,410	4,441,426
DEFICIT - END OF PERIOD	10,367,902	5,131,893	10,367,902	5,131,893
BASIC AND DILUTED LOSS PER SHARE	0.04	0.02	0.07	0.03

The accompanying notes are an integral part of these financial statements.

ORKO SILVER CORP. (FORMERLY ORKO GOLD CORPORATION)

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED APRIL 30, 2006 AND 2005

(Expressed in Canadian dollars)

(UNAUDITED)

	Three months ended April 30,		Six months ended April 30,
	2006 $	2005 $	2006 $	2005 $

CASH AND CASH EQUIVALENTS FROM (USED IN):

OPERATING ACTIVITIES
Net loss for the period	(1,892,052)	(555,993)	(2,995,492)	(690,467)
Items not involving cash
Amortization	1,625	340	2,340	679
Stock option compensation	372,200	10,515	372,200	17,488
Interest	-	-	52,000	-
	(1,518,227)	(545,138)	(2,568,952)	(672,299)
Change in non-cash working capital items	(42,704)	187,219	(237,980)	194,040
	(1,560,931)	(357,919)	(2,806,932)	(478,260)
INVESTING ACTIVITIES
Acquisition of equipment	(12,136)	-	(17,210)	-
FINANCING ACTIVITIES
Issuance of shares for cash	6,085,207	493,000	6,150,207	723,000
Share subscriptions	1,681,300	-	2,478,000	-
Bridge loan	(300,000)	-	-	-
	7,466,507	493,000	8,628,207	723,000
INCREASE (DECREASE) IN CASH	5,893,440	135,080	5,804,065	244,739
CASH - BEGINNING OF PERIOD	140,272	153,250	229,647	43,591
CASH - END OF PERIOD	6,033,712	288,330	6,033,712	288,330

The accompanying notes are an integral part of these financial statements.

SCHEDULE 1

ORKO SILVER CORP. (FORMERLY ORKO GOLD CORPORATION)

(An Exploration Stage Company)

STATEMENT OF PROPERTY ACQUISITION AND EXPLORATION EXPENDITURES

FOR THE PERIOD ENDED APRIL 30, 2006

(Expressed in Canadian dollars)

(UNAUDITED)

PROPERTY ACQUISITION COSTS	LA PRECIOSA	SANTA MONICA	TOTAL
Balance, October 31, 2005	$21,000	$21,000	$42,000
Additions in the period:	-	-	-
Balance, April 30, 2006	$21,000	$21,000	$42,000
YEAR-TO-DATE EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	TOTAL
Drilling	$1,427,332	$-	$1,427,332
Geological	93,541	-	93,541
Geophysical	-	-	-
Site costs	269,589	-	269,589
General exploration	103,882	-	103,882
Total Expenditures for the period	$1,894,344	$-	$1,894,344

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	TOTAL
TOTAL TO DATE

Drilling	$2,733,534	$-	$2,733,534
Geological	294,000	-	294,000
Geophysical	96,712	-	96,712
Site costs	436,493	-	436,493
General exploration	168,121	-	168,121
Total Expenditures to date	$3,728,860	$-	$3,728,860

ORKO SILVER CORP. (FORMERLY ORKO GOLD CORPORATION)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED APRIL 30, 2006 AND 2005

(Expressed in Canadian dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

1)

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in the Province of BC, Canada under the Company Act (British Columbia on August 5, 1983. The Company is an Exploration Stage Company, as defined by Statement of Financial Accounting Standard (“SFAS”) No. 7 “Accounting and Reporting by Development Stage Enterprises”. The Company’s principal business plan is to acquire, explore and develop mineral properties and ultimately seek earnings by exploiting mineral claims.

The Company has been in the exploration stage since its formation and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition, exploration and development of mining properties. Upon location of a commercial mineable reserve, the Company will actively prepare the site for extraction and enter a development stage. At present, management devotes most of its activities to raise sufficient funds to further explore and develop its mineral properties. Planned principal activities have not yet begun. The ability of the Company to emerge from the exploration stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional equity financing and/or attain profitable mining operations. The Company has working capital of $5,973,110 as at April 30, 2006 and has accumulated losses from inception to April 30, 2006 totalling $10,367,902. The Company also has significant mineral property acquisition and exploration commitments. There is no guarantee that the Company will be able to complete any of the above objectives. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These financial statements have been prepared in accordance with generally accepted accounting principles in Canada, on the assumption that the Company is a going concern.

Management’s plan is to continue raising additional funds through future equity or debt financings.

2)

BASIS OF PRESENTATION

These interim financial statements of Orko Silver Corp. (Formerly Orko Gold Corporation) (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada.  These financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended October 31, 2005, except as described below.  The disclosures included below are incremental to those included with the annual financial statements.  These interim financial statements should be read in conjunction with the audited annual financial statements and the notes thereto in the Company’s annual report for the year ended October 31, 2005.

3)

SIGNIFICANT ACCOUNTING POLICIES

i)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

ii)

Cash and Cash Equivalents

Cash equivalents are defined as highly liquid investments with maturities at acquisition of three months or less.

ORKO SILVER CORP. (FORMERLY ORKO GOLD CORPORATION)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED APRIL 30, 2006 AND 2005

(Expressed in Canadian dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

3)

SIGNIFICANT ACCOUNTING POLICIES (continued)

iii)

Investments

Investments in marketable securities are carried at the lower of cost or quoted market value.

iv)

Mineral Properties, Exploration expenditures

Costs for the acquisition of mineral properties are initially deferred and, once a property is determined to be economically viable, development expenditures on that property are capitalized. All deferred property and capitalized development costs will be amortized following commencement of production, using the unit of production basis. All exploration costs are expensed.

The recorded values for each mineral property and any associated capitalized development costs are reviewed every quarter and, when it is determined that each such aggregate value is no longer appropriate in relation to the property's stage of exploration or development and the current economic viability of the property, or if the property is no longer of interest, its carrying value is adjusted to the estimated net realizable value to the Company.

v)

Capital assets

Capital assets, which consists of computer hardware, is amortized on the declining balance basis at 30% per annum.

vi)

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities.

It is management’s opinion that the Company is not exposed to significant interest or credit risk arising from these financial instruments.  The fair value of these financial instruments approximate their carrying values.

vii)

Income Taxes

The Company has unused tax losses, income tax reductions and deductible temporary differences.  However, it will only recognize any future income tax benefit to the extent that these amounts will be more than likely realized.

viii)

Stock Based Compensation

Effective November 1, 2003, the Company adopted, prospectively, the fair value method to recognize stock option expense for options granted pursuant to SFAS No. 123 and SFAS No. 123R. Accordingly, all stock-based payments are measured at the fair value of the equity instruments issued on the date of grant. The fair value of stock-based payments is periodically re-measured until counter-party performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

ORKO SILVER CORP. (FORMERLY ORKO GOLD CORPORATION)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED APRIL 30, 2006 AND 2005

(Expressed in Canadian dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

ix)

Earnings Per Share

The Company follows the “treasury stock method” in the calculation of diluted loss per share which requires the presentation of both basic and diluted loss per share on the face of the statement of operations and deficit regardless of the materiality of the difference between them.

4)

SHARE CAPITAL

a)

Authorized: 100,000,000 common shares without par value

b)

Issued and Outstanding:

	No. of Shares	$
Balance, October 31, 2004	19,558,384	4,429,559
Private placement at $0.15 per unit	2,250,000	337,500
Private placement at $0.25 per unit	4,800,000	1,200,000
Private placement at $0.27 per unit	400,000	108,000
Shares issued for finders’ fee	603,685	131,915
Shares issued for mineral property	100,000	42,000
Exercise of warrants	6,620,000	668,000
Exercise of options	690,000	72,600
Fair value of options exercised	-	30,500
Less: Share issue costs	-	(131,915)
Balance, October 31, 2005	35,022,069	6,888,159

Private placement at $0.30 per unit	10,667,332	3,200,200
Private placement at $0.35 per unit	8,798,570	3,079,499
Shares issued for finders’ fee	587,000	187,748
Shares issued for bridge loan	100,000	52,000
Exercise of warrants	1,491,500	277,850
Exercise of options	185,000	37,550
Fair value of options exercised	-	20,400
Less: Share issue costs	-	(632,640)
Balance, April 30, 2006	56,851,471	13,110,766

c)

Warrants outstanding:

As at April 30, 2006, warrants outstanding were as follows:

No. of Warrants	Exercise Price	Expiry Date
1,365,000	$0.15	March 14, 2007
2,454,500	$0.30	August 17, 2007
112,343	$0.35	August 17, 2007
10,927,382	$0.40	February 3, 2007
9,031,520	$0.50	September 2, 2007
23,890,745

ORKO SILVER CORP. (FORMERLY ORKO GOLD CORPORATION)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED APRIL 30, 2006 AND 2005

(Expressed in Canadian dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

d)

Options outstanding:

As at April 30, 2006, options outstanding were as follows:

No. of Common Shares Issuable	Exercise Price	Date of Expiry
865,000	$0.11	October 21, 2008
260,000	$0.22	December 4, 2006
90,000	$0.13	November 30, 2006
100,000	$0.25	January 28, 2007
25,000	$0.30	April 7, 2007
50,000	$0.24	April 22, 2007
200,000	$0.40	June 16, 2007
200,000	$0.54	August 30, 2007
1,065,000	$0.45	September 21, 2007
2,460,000	$0.55	March 3, 2011
300,000	$0.47	March 23, 2011
5,605,000

e)

Agent’s options outstanding (exercisable into Units consisting of one common share and one warrant):

No. of Units Issuable	Exercise Price	Date of Expiry
680,000	$0.30	February 3, 2007

5)

RELATED PARTY TRANSACTIONS

a)

During the period ended April 30, 2006, officers were paid $113,200 (2005 - $52,200) for management of the Company’s affairs.

b)

Accounts payable at April 30, 2006 includes $4,402 (2005 - $3,103) due to a company with a common director.

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ORKO SILVER CORP. (FORMERLY ORKO GOLD CORPORATION)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED APRIL 30, 2006 AND 2005

(Expressed in Canadian dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

6)

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those generally accepted in the United States of America (“US GAAP”). The effects of material differences in accounting principles that affect the Company’s financial statements are as follows:

	April 30, 2006 $	October 31, 2005 $

a) Contributed surplus

Stated amount under Canadian GAAP	813,570	461,770
Adjustment for stock-based compensation	344,270	344,270

Amount under US GAAP	469,300	117,500

b) Share capital

Stated amount under Canadian GAAP	13,110,766	6,888,159
Adjustment for stock-based compensation	20,000	20,000

Amount under US GAAP	13,090,766	6,868,159

	Three months ended		Six months ended
	April 30, 2006 $	April 30, 2005 $	April 30, 2006 $	April 30, 2005 $

c) Deficit

Stated amount under Canadian GAAP	10,367,902	5,131,893	10,367,902	5,131,893
Adjustment for stock-based compensation	364,270	37,090	364,270	37,090

Amount under US GAAP	10,003,632	5,094,803	10,003,632	5,094,803

d) Loss for the period

Stated amount under Canadian GAAP	1,892,052	555,993	2,995,492	690,467
Adjustment for stock-based compensation	-	7,765	-	14,738

Amount under US GAAP	1,892,052	548,228	2,995,492	675,729

Loss per share under US GAAP	0.04	0.02	0.07	0.03

Weighted average number of shares outstanding	52,243,579	24,323,103	44,370,265	22,383,577

The Company adopted FAS 123(R) with respect to accounting for stock based compensation for the purposes of reporting financial information under US GAAP effective February 1, 2006.

ORKO SILVER CORP. (FORMERLY ORKO GOLD CORPORATION)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED APRIL 30, 2006 AND 2005

(Expressed in Canadian dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

6)

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Under Canadian GAAP, an enterprise may capitalize mineral property expenditures, including acquisition, exploration and development costs, if the enterprise considers such costs to have the characteristics of property, plant and equipment. Mineral property expenditures that are not considered to have the characteristics of property, plant and equipment are expensed as incurred. An enterprise applies the method of accounting for mineral property expenditures that it considers to be appropriate to its operations and applies the method consistently to all its properties. As disclosed in Note 3(iv), the Company capitalizes acquisition costs, expenses exploration costs, and capitalizes development costs once a mineral property is determined to be economically viable.

As at April 30, 2006, the Company has not yet identified economically recoverable reserves on any of its mineral properties. Mineral properties are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.  During the periods ended April 30, 2006 and 2005,, the Company identified certain events and changes in circumstances that indicated the carrying values of mineral properties may not be recoverable. In accordance with CICA 3063, “Impairment of Long-Lived Assets”, the Company tested its mineral properties for impairment and determined that their fair value exceeded their carrying value.  Accordingly, an impairment charge was not recognized in the financial statements.

Under US GAAP, acquisition costs are capitalized when incurred in accordance with the guidance provided in EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”, exploration costs are expensed as incurred and development costs are capitalized when it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves as defined by Industry Guide 7. The Company assesses the carrying costs for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”. Under SFAS No. 144, mineral properties are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, with further guidance as provided in EITF 04-03.  During the periods ended April 30, 2006 and 2005, the Company identified certain events and changes in circumstances that indicated the carrying values of mineral properties may not be recoverable. In accordance with SFAS No. 144 and EITF 04-03, the Company tested its mineral properties for impairment and determined that their fair value exceeded their carrying value.  Accordingly, an impairment charge was not recognized in the financial statements.

As at April 30, 2006 and 2005, there are no differences in the carrying values of mineral properties under Canadian and US GAAP, since the only costs capitalized to date under both Canadian and US GAAP have been acquisition costs whose values have not been impaired.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Orko Silver Corp.

Registrant

Dated: January 29, 2007	Signed: /s/ Gary Cope
Gary Cope, President and CEO

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